SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 1101035341 Management Proposal EGM 04.01.2026 Management Proposal EGM 04.01.2026 1101035341 Management Proposal EGM 04.01.2026 Index 1. Manual for Participation ................................................................... 47 1.1. Introduction ...................................................................................... 47 1.2. Exclusively Digital Meeting .............................................................. 58 1.3. Remote Voting Ballot (BVD) ............................................................. 69 1.4. Required Documents ..................................................................... 812 1.5. Registration and Accreditation ..................................................... 1013 1.6. Declaration of Membership in a Group of Shareholders .............. 1215 2. Management Proposal .............................................................. 1417 2.1. General Guidelines ...................................................................... 1417 2.2. Agenda ........................................................................................ 1518 2.3. Clarifications on the agenda of the EGM ..................................... 1621 2.4. List of Schedules ......................................................................... 3344 2.5. Conclusion ................................................................................... 3545 SCHEDULE 1 ............................................................................................... 3646 SCHEDULE 2 ............................................................................................... 4259 SCHEDULE 3 ............................................................................................... 4664 SCHEDULE 4 ............................................................................................ 101119 SCHEDULE 5 ........................................................................................... 138157 SCHEDULE 6 ........................................................................................... 189208 SCHEDULE 7 ........................................................................................... 193212 SCHEDULE 8 ........................................................................................... 247266 SCHEDULE 9 ........................................................................................... 284304 1101035341 Management Proposal EGM 04.01.2026 1101035341 Management Proposal EGM 04.01.2026 1. Manual for Participation 1.1. Introduction The Management of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – Eletrobras, a corporation, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Store A, Downtown, Zip code 20030-090, registered in the National Registry of Legal Entities (Cadastro Nacional de Pessoas Jurídicas) ("CNPJ") under No. 00.001.180/0001-26 ("Company" or "AXIA Energia"), with its bylaws filed with the Commercial Registry of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro) under NIRE 33.3.00346767, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) ("CVM") as a publicly-held company category "A" under the code 00243-7, with its securities currently admitted to trading on Level 1 of Corporate Governance of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), pursuant to Brazilian Law No. 6,404, of 1976 ("Brazilian Corporate Law"), and CVM Resolution No. 81, of 2022 ("RCVM 81"), presents this Participation Manual, containing the information, documents and clarifications to guide the participation of shareholders at the Company's Extraordinary General Meeting, to be held exclusively digitally, on first call, on April 1, 2026, at 4 p.m., considering, therefore, to be held at the Company's headquarters ("Meeting" or "EGM" and "Manual", respectively), as well as the management proposal regarding the resolutions on the agenda, including the analysis of the matters submitted to the shareholders at the Meeting ("Management Proposal"). The Company's Management clarifies that, on this same date, it is also disclosing the call notice calling the Special Meeting of Class "A1" Preferred Shareholders ("PNA1") ("PNA1 Special Meeting") and the Special Meeting of Class "B1" Preferred Shareholders ("PNB1") ("PNB1 Special Meeting"), to be held, likewise, on April 1, 2026. As will be detailed in this Management Proposal, the PNA1 Special Meeting and the PNB1 Special Meeting are part of the context of this EGM, being held pursuant to and for the purposes of article 136, §1, of the Brazilian Corporate Law, given that the EGM agenda contemplates proposals for conversion of PNA1 and PNB1 shares. 1101035341 Management Proposal EGM 04.01.2026 1.2. Exclusively Digital Meeting The Meeting will be exclusively digital, to be held through the digital platform of "Atlas AGM" ("Digital Platform"). The exclusively digital format is intended to facilitate the participation of shareholders and others involved in the Meeting, pursuant to the Brazilian Corporate Law, RCVM 81 and the Company's Bylaws. Shareholders who wish to participate in the Meeting must register on the https://atlasagm.com website or through the "Atlas AGM" application available on the Apple Store and Google Play Store ("Application") and submit all documents necessary to qualify for participation or voting at the Meeting by 11:59 p.m. on March 30, 2026. The Digital Platform meets the requirements set forth in article 28, paragraph 1, items I to III, of RCVM 81 and the Meeting will be fully recorded. By accessing the Digital Platform and participating in the Meeting, the Admitted Shareholder (as defined below) authorizes the Company, and third parties authorized by the Company, to record and use the information, in accordance with applicable law. The recordings and related information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation, which is in the interest of the Admitted Shareholder, according to its legitimate expectations. The instructions for participation and for the statements of Admitted Shareholder via Digital Platform will be provided by the chair, and the time allotted for statements may be limited. Matters outside the agenda must be addressed through the usual Investor Relations channels and will only be attached to the minutes upon express request. Statements sent to the Meeting's chair by e-mail assembleiavirtual@axia.com.br, before the end of the work, will only be attached to the minutes upon express request. The Company is not responsible for instabilities, connection failures or other external factors that are beyond its operational control. 1101035341 Management Proposal EGM 04.01.2026 It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the Meeting. Any doubts or clarifications can be answered by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@axia.com.br. 1.3. Remote Voting Ballot (BVD) Shareholders may participate in the Meeting through BVD. Guidelines on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.axia.com.br/, https://www.gov.br/cvm and https://www.b3.com.br. To participate in the Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it no later than 4 days before the date of the Meeting (i.e., until March 28, 2026) to the following recipients: BOOKKEEPING AGENT Shareholders with positions recorded in the book-entry register may exercise the remote vote through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the BVD must be sent through the Itaú Assembleia Digital website. To do so, it will be necessary to sign in and have a digital certificate. Information on sing in and stepby- step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices /artigo/home/assembleia-digital. CUSTODY AGENT Shareholders must verify with the custody agent where it will provide a service for receiving BVD ("Custody Agent"). If so, shareholders may, at their sole discretion, forward the BVD to the Custody Agent, adopting the appropriate procedures, and may incur any costs. 1101035341 Management Proposal EGM 04.01.2026 CENTRAL DEPOSITORY Shareholders may, at their sole discretion and if they have their shares held in custody at B3, forward the BVD through B3’s "Investor Area" on the website https://www.investidor.b3.com.br/login ("Central Depositary"), in the "Services" section, in the "Open Meetings" option. The Central Depositary may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders. COMPANY The shareholders may forward the BVD directly to the Company, provided that the BVD: ○ It will only be received when completed digitally and forwarded solely and exclusively through the https://atlasagm.com/ website or the Application. To access the system: (i) if you are already registered on the Digital Platform, you must use the same access credentials, entering your email and password; and (ii) if you have not yet accessed the Digital Platform, you must click on "Create your account/Create new account" and inform your email address. Then, the system will send a confirmation email to the email informed, so the shareholder can fill in the requested personal data and complete the registration. In addition, to digitally complete the BVD, shareholders must: (i) access the Meeting through the Digital Platform and click on "Indicate votes/Declare votes"; (ii) inform the vote for each matter and click on "Submit Votes"; and (iii) proceed to digital signature with ICP Brasil certificate, through the Digital Platform itself. Votes will be 1101035341 Management Proposal EGM 04.01.2026 considered only when the shareholder's participation in the Meeting is approved by the Company. ○ It must contain the place, date and signature of the signatory shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signature must be of its legal representatives or their attorneys-in-fact with powers to perform this act. ○ It must be accompanied by documentation proving the status of shareholder or legal representative of the signatory shareholder, according to the requirements and formalities indicated in this Management Proposal. Until the end of the submission period, the BVD may be corrected and resent by the shareholder to the Company, observing procedures and other deadlines provided for in RCVM 81, and no BVD will be accepted after the deadline. If any items remain unfilled after the four-day period prior to the Meeting, the Company will treat them as instruction equivalent to an abstention from voting. The shareholder who has already sent the BVD may also register and be admitted to participate in the Meeting through the Digital Platform, provided that it does so in the manner and within the deadline set forth in item 1.4 of this Manual. In such case, the shareholder will be allowed to: o simply participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting's board; or o participate and vote at the Meeting, in which case the voting instructions received through BVD will be discarded by the Meeting's board. 1.4. Required Documents The shareholder must submit the following documents necessary for their qualification and participation in the Meeting through the Digital Platform: 1101035341 Management Proposal EGM 04.01.2026 If a natural person: o copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or o in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered with the Brazilian Bar Association (OAB). If a legal entity: o updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and o if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact. If an investment fund: o copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy; o corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney); o identification document of the legal representative(s) with a recent photo and national validity; o if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact. 1101035341 Management Proposal EGM 04.01.2026 It is not necessary to send physical copies of the representation documents to the Company's office, nor to notarize the power of attorney, notarize, consularize, apostille or present a sworn translation of the documents of foreign shareholders. It will be sufficient to send a simple copy of the original copies of the original documents required, through the https://atlasagm.com/ website or through the Application. To proceed with the submission through the Digital Platform, the shareholder and/or attorney-in-fact must: (I) access the Meeting; (II) click on the "Send documents" option, which will appear when the Meeting is available for consultation and with the requested documents; (III) for attorneys, select the shareholders to whom they wish to forward the documents, individually or in batches, if there is more than one shareholder represented; (IV) upload the requested documents in each field, under the "Required documents" tab; and (V) enable the option "Allow the above documents to be shared with the Company so that it can declare the votes", if it is accessed via the web, thereby completing the submission. Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure system (ICP-Brasil) or by other means of proving the authorship and integrity of the document in electronic form. 1.5. Registration and Accreditation The shareholder or attorney-in-fact who wishes to participate in the Meeting, via the Digital Platform, must fill in all registration data on the https://atlasagm.com/ website or through the Application and forward all documents proving qualification and/or representation by 11:59 p.m. on March 30, 2026. To access the system, the shareholder or attorney-in-fact who: o already has a registration on the platform must access the link and use the same access credentials, entering their email and password; and 1101035341 Management Proposal EGM 04.01.2026 o does not yet have a registration on the platform, you must click on "Create your account/Create new account" and enter your email address. The system will then send a confirmation email to the email informed, so that you can fill in the requested personal data and finalize the registration. Shareholder The shareholder who is a natural person must click on "Add Tax Document", enter their CPF number and complete the registration by clicking on "Register/Continue". Attorney-in-fact The attorney-in-fact must: (I) click on "Add representation", located below "+ Add tax document"; (II) fill in the information of the shareholder it represents; (III) upload the supporting document in PDF format; (IV) set the "Expiration date" of the power of attorney or check the "Indefinite term/Lifetime validity" box; and (V) complete the registration by clicking on "Register/Continue". At any time, it is possible to access the profile and inform the data of new shareholders to be represented. To do so, the attorney must click on the circle with his photo or initials, choose "Profile" and add those represented by the "Register representation" button. The Company will verify the documents and, if there are no pending issues, the shareholder or his attorney-in-fact, as the case may be, will be admitted ("Admitted Shareholder"). The Admitted Shareholder will receive, through the Digital Platform, confirmation of its admission to attend the Meeting. If the documentation submitted is considered insufficient, inconsistent or does not meet the necessary requirements set forth in this Manual, as of the notification of refusal, the shareholder must supplement or correct it, as the case may be, on the same website https://atlasagm.com/ or through the Application, until 11:59 p.m. on 1101035341 Management Proposal EGM 04.01.2026 March 30, 2026. There will be no additional deadline for complementing or correcting the documentation necessary for qualification and participation. Request to Participate After the submission of the supporting documents for qualification and/or representation, the Admitted Shareholder must click on the "Request participation in the meeting" button on the Meeting's home page and then confirm the action. If any duly Admitted Shareholder does not receive the confirmation for virtual access to the Meeting at least 8 hours prior to the start time of the Meeting, it must contact the Company's Investor Relations area, through e-mail assembleiavirtual@axia.com.br, up to 4 hours before the start time of the Meeting. Access to the Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Meeting. The Admitted Shareholders undertake to use the individual registration exclusively to participate in the Meeting through digital means, and its transfer or disclosure to third parties is prohibited, as is the recording, reproduction, or sharing of any content or information transmitted during the Meeting. 1.6. Declaration of Membership in a Group of Shareholders Due to the limitation on the exercise of the voting right set forth in Articles 6 and 7 of the Company's Bylaws, shareholders falling under the legal situations contemplated in Article 8 of the Bylaws are requested, for purposes of timely review of the matter, to inform, no later than 2 days prior to the date scheduled for the Meeting – that is, by 11:59 p.m. on March 30, 2026 – the identification of the members of any shareholders group, by means of the Declaration of Membership in a Group of Shareholders. The template for the Declaration of Membership in a Group of Shareholders is available on the website https://ri.axia.com.br/governanca-corporativa/ meetings-eletrobras/. The Declaration of Membership in a Group of Shareholders must be sent exclusively through the https://atlasagm.com/ website or through the Application. 1101035341 Management Proposal EGM 04.01.2026 The chairman and secretary of the Meeting may, if deemed necessary, request documents and information to verify whether a shareholder belongs to a group of shareholders that holds 10% or more of the Company's voting capital. 1101035341 Management Proposal EGM 04.01.2026 2. Management Proposal 2.1. General Guidelines QUORUM FOR CONVENING ARTICLE 135 of the Brazilian Corporate Law The Meeting shall be convened, on first call, with the presence of shareholders representing at least 2/3 (two thirds) of the total voting rights conferred by the voting shares and, on second call, with any number of shareholders. For clarification purposes, it should be noted that the shares with voting rights at this Meeting include common shares ("ON") and preferred shares of class "C" ("PNC"), pursuant to article 4, paragraph 1, I and III, of the Company's Bylaws. QUORUM FOR APPROVAL ARTICLE 129 of the Brazilian Corporate Law Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of a general meeting, except for the exceptions provided for by law, shall be taken by a simple majority of votes. With respect to items (i), (ii), (iii) and (vi) of the Agenda, the resolutions shall be taken by a simple majority of votes of the shareholders present, with blank votes not being counted. ARTICLE 136 of the Brazilian Corporate Law – Qualified quorum With respect to items (iv) and (v) of the Agenda, the resolutions shall be taken by shareholders representing at least half of the total voting rights conferred by the voting shares. 1101035341 Management Proposal EGM 04.01.2026 STATUTORY LIMITATION ARTICLES 6 AND 7 OF THE BYLAWS No shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% of the total number of shares into which the Company's voting capital is divided, regardless of their equity interest in the Company’s capital stock. Shareholders are also prohibited from entering into shareholders’ agreements aimed at regulating the exercise of voting rights in an amount exceeding, or corresponding to, 10% of the total number of shares into which the Company's voting capital is divided. The chairman of the Meeting will not count votes cast in violation of the rules set forth in Articles 6 and 7 of the Company's Bylaws. 2.2. Agenda To resolve on the following matters: (i) the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”); (ii) the conversion of all class "A1" preferred shares issued by the Company ("PNA1" and "PNA1 Conversion", respectively), at a ratio of 1.1 common share ("ON") for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent ("Conditions Precedent – PNA1"): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law ("PNA1 Special Meeting"); b. approval of the PNB1 Conversion (as defined in item (iii) below); and c. authorization by B3 for the Migration to Novo Mercado. (iii) the conversion of all class "B1" preferred shares issued by the Company ("PNB1" and "PNB1 Conversion", respectively, and, together with the PNA1 Conversion, the "PN Conversions"), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of 1101035341 Management Proposal EGM 04.01.2026 which shall be subject to the fulfillment of the following conditions precedent ("Conditions Precedent – PNB1"): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law ("PNB1 Special Meeting"); and b. authorization by B3 for the Migration to Novo Mercado. (iv) subject to the approval and effectiveness of the PN Conversions and the prior consent of the National Electric Energy Agency – ANEEL ("ANEEL"), the full amendment and consolidation of the Company's Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the Preferred Share Conversions; and (iv.3) the inclusion of the provisions required by B3's Novo Mercado Regulations ("Novo Mercado Regulations"); (v) subject to the approval and effectiveness of the PNB1 Conversion, the nonapproval of the PNA1 Conversion at the PNA1 Special Meeting, and the prior consent of ANEEL, the full amendment and consolidation of the Company's Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulations; and (vi) the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 2.3. Clarifications on the agenda of the EGM The purpose of this section is to analyze the matters submitted for consideration at the Meeting, in order to allow shareholders to form their opinion and make an informed and deliberate decision. THE MIGRATION TO NOVO MERCADO In June 2022, the Company completed its privatization process, becoming a corporation with dispersed ownership and no defined controlling shareholder. 1101035341 Management Proposal EGM 04.01.2026 This institutional framework had the effect, among other objectives, of contributing to the modernization of the management structure and the strengthening of corporate governance, in line with capital markets best practices. Since then, the Company's Management has been pursuing an ongoing agenda to enhance its governance, focused on strengthening shareholder rights, advancing compensation and succession practices, promoting efficient capital allocation, and fostering business development, always guided by sustainable value creation with a long-term view. In this regard, it is publicly known to shareholders that, since 2022, the Company has been expressing interest in and conducting studies on the Migration to Novo Mercado, with a view to simplifying its capital stock structure, optimizing its dividend policy, and adhering to the "one share, one vote" principle, with such initiative being an integral part of its ongoing evolution agenda. Considering the progress achieved in the Company's corporate governance framework and management model in recent years, and taking into account the current conditions in the energy sector and the Brazilian capital markets, the Company’s management believes that AXIA now stands at a significant window of opportunity to deliberate on the Migration to Novo Mercado - a natural step consistent with the Company's trajectory of institutional enhancement, recognizing and reinforcing this evolution and ensuring the permanence of such advances. In this regard, through the Migration to Novo Mercado, the Company formally adheres to a set of governance and transparency commitments recognized by the market, thereby making mandatory several structures that had been voluntarily adopted. Beyond that, the Company's admission to Novo Mercado is also a fundamental step toward enhancing its capital structure and dividend policy, significantly benefiting its shareholder base, as will be highlighted in item 2.3.1 below, which analyzes item (i) of the EGM agenda. With these considerations in mind, the Company's Management now proceeds to present the proposal for the Migration to Novo Mercado - noting that, to this end, it is 1101035341 Management Proposal EGM 04.01.2026 essential to first describe the Company's current capital stock structure and the restructuring measures necessary to enable adhesion to Novo Mercado. SHAREHOLDING RESTRUCTURING OF THE COMPANY TO ENABLE MIGRATION TO THE NOVO MERCADO: B3 WAIVER RELATED TO PNA1 SHARES Currently, the Company's capital stock is composed as follows: (a) ON shares, representing 69.5796% of the total capital stock, entitled to one vote per share; (b) PNA1 Shares, representing 0.0050% of the total capital stock, without voting rights at general meetings, except in cases provided by law or the Bylaws, and with the preferences and advantages set forth in the Bylaws, including the right to receive dividends at least 10% higher than those attributed to each ON, and priority in dividend distributions, accruing at the rate of 8% per year on the capital attributable to this type and class of shares, as set forth in current Article 11, §2, of the Bylaws; (c) PNB1 Shares, representing 9.6021% of the total capital stock, without voting rights at general meetings, except in cases provided by law or the Bylaws, and with the preferences and advantages set forth in the Bylaws, including the right to receive dividends at least 10% higher than those attributed to each ON, and priority in dividend distributions, accruing at the rate of 6% per year on the capital attributable to this type and class of shares, as set forth in current Article 11, §3, of the Bylaws; (d) PNC Shares, representing of 20.8133% of the total capital stock, entitled to one vote per share, convertible into ON shares and redeemable up to 2031, in the form of §§ 7 to 13 of the current article 11 of the Bylaws; and (e) one special class preferred share held by the Federal Government ("Golden Share”), without voting rights at general meetings, except for the veto right provided for in current Article 11, §4, of the Bylaws. 1101035341 Management Proposal EGM 04.01.2026 In the case of Golden Share and PNC shares, their maintenance in the event of Migration to Novo Mercado is already expressly authorized by B3. The Golden Share is provided for in Article 8, sole paragraph, of the Novo Mercado Regulation. PNC shares were subject to specific authorization by B3, as per the Material Fact disclosed by the Company on November 28, 2025. In this context, while the current characteristics of the ON shares, PNC shares, and the Golden Share are already aligned with Novo Mercado requirements, the PNA1 and PNB1 share classes, particularly because they do not carry full voting rights (the "one share, one vote" principle), require adjustments to enable the Migration to Novo Mercado. Pursuant to article 136, §1, of the Brazilian Corporate Law, the conversion of preferred shares into common shares is subject to the approval of more than half of the shares of the respective class. In relation to the PNB1 class, the conversion of all its shares into common shares is an inescapable condition to enable the Migration to Novo Mercado. Regarding the PNA1 class, it should be noted that such shares represent a small portion of the capital stock (approximately 0.005%), with no material impact on its dividend policy. In addition, this class of shares is illiquid, with a low volume of shares issued and trades carried out, associated with a high proportion of bearer shares, with no defined ownership. In light of the characteristics outlined above, the Company’s Management clarifies that it has obtained from B3 prior authorization for exceptional treatment (waiver) of PNA1 shares in this Migration to Novo Mercado process ("B3 Waiver"). Considering the B3 Waiver, even if the Company, despite its best efforts, does not succeed in the PNA1 Conversion, AXIA may proceed with the Migration to Novo Mercado and maintain the PNA1 class in its share capital stock structure indefinitely, provided that the PNA1 shares acquire full voting rights, in compliance with the "one share, one vote" principle. It is worth highlighting the reasonableness and appropriateness of the exceptional treatment granted by B3, as it recognizes the characteristics and particular features of 1101035341 Management Proposal EGM 04.01.2026 the PNA1 class, while bearing in mind that the decision regarding the PNB1 Conversion and, consequently, the Migration to Novo Mercado itself, will be broadly legitimized, directly or indirectly, by a potential quorum representing 99.995% of AXIA's total capital stock. In light of the clarifications provided above, the structure currently proposed by the Company contemplates two alternative scenarios - depending on whether the PNA1 shares are converted into ON or not - and in both cases, except for the Golden Share, the Company will grant full voting rights to its entire shareholder base. Accordingly, upon completion of the Migration to Novo Mercado process: o SCENARIO A: if the PNA1 Special Meeting approves the PNA1 Conversion, at either the 1st or 2nd call, the holders of PNA1 shares will receive ON shares, as per the conversion ratio detailed in item 2.3.22.3.2 below; or o SCENARIO B: if the PNA1 Special Meeting is not dully convened and/or does not approve the PNA1 Conversion, the proposed structure provides that the PNA1 shares will remain outstanding (with their respective economic rights preserved), with such class additionally acquiring full voting rights. These alternative scenarios contemplated for the Migration to Novo Mercado are illustrated below: SCENARIO A (with PNA1 Conversion): Current capital stock structure Post-Migration to Novo Mercado capital stock structure ON ON PNA1 PNA1 (converted into ON) PNB1 PNB1 (converted into ON) PNC PNC 1101035341 Management Proposal EGM 04.01.2026 (temporary – created by the EGM of December 19,2025) (temporary – created by the EGM of December 19,2025) Golden Share Golden Share SCENARIO B (without PNA1 Conversion): Current capital stock structure Post-Migration to Novo Mercado capital stock structure ON ON PNA1 PNA1 (will acquire full voting rights) PNB1 (without voting rights) PNB1 (converted into ON) PNC (temporary – created by the EGM of December 19,2025) PNC (temporary – created by the EGM of December 19,2025) Golden Share Golden Share As indicated in the structure above, the Company emphasizes that, regardless of whether the PNA1 Conversion is successful or not, the Migration to Novo Mercado will be possible, provided that the conditions detailed in the Meeting agenda and in this Management Proposal are satisfied. In light of the foregoing, the Company’s Management proceeds to analyze below the matters submitted for appreciation by the shareholders at the Meeting. 2.3.1. Item (i) of the Agenda – Migration to Novo Mercado Pursuant to item (i) of the Agenda, the Company’s Management submits for shareholders appreciation the authorization for the Company's officers to file with B3 the request for Migration to Novo Mercado. As highlighted in the preamble to this item 2.3, the Migration to Novo Mercado constitutes a natural step consistent with the process of continuous enhancement of the Company's governance structure already consolidated in recent years. 1101035341 Management Proposal EGM 04.01.2026 In this regard, the Migration to Novo Mercado, a listing segment that represents the highest standards of governance practices in the Brazilian market, reflects the recognition, reinforcement and consolidation of AXIA's good governance practices. Furthermore, admission to Novo Mercado provides new levers for value creation for AXIA and its shareholders, particularly from the following perspectives: o Equalization of voting rights ("one share, one vote"): both scenarios contemplated in the structure proposed by the Company’s Management observe the "one share, one vote" principal, a fundamental tenet of Novo Mercado – so that, except for Golden Share, all shares issued by the Company would carry full voting rights, while preserving the restriction on the exercise of voting rights in excess of 10% (ten percent) of the total number of voting shares, as set forth in articles 6th and 7th of the Bylaws; o Increase share liquidity: the simplification and unification of the Company's shareholder base, even if the PNA1 shares remain outstanding (which have immaterial representation relative to the total capital stock), will significantly enhance the liquidity of the shares issued by the Company, as the current PNB1 shares (and, as applicable, the PNA1 shares as well) will be converted into ON; o Strengthening of corporate governance: compliance with the requirements of Novo Mercado and formal adherence to the listing rules contribute to solidifying and making permanent the good practices achieved by the Company in its governance journey over time, strengthening the very permanence of the evolution of the Company's governance; o Greater flexibility for dividend distribution: the unification of the Company's shareholder base, with the elimination of differentiated dividend rights, including priority and amount preferences (or, in the event the PNA1 shares remain outstanding, their limitation to an immaterial portion of the capital stock), will allow the Company's Management to evaluate, with greater flexibility, the most efficient alternatives for capital allocation, including the distributing value to its shareholders; 1101035341 Management Proposal EGM 04.01.2026 o Enhanced investment attractiveness and reduced overall risk perception: formal adherence to Novo Mercado, with the simplification of the Company's share capital structure and the adoption of the "one share, one vote" principle, tends to result in improved scores for AXIA in ESG assessment reports and ESG performance indices, favorably impacting its reputation and image as well as external perception of ESG risks; and o Potential reduction in cost of capital: the strengthening of its governance framework, the increased liquidity of its shares, the gains in flexibility for optimizing its capital allocation methodology, in addition to contributing to the potential attraction of new investors and reduced overall risk perception, tend to contribute to a reduction in the Company's cost of capital over time. In this regard, it is undeniable that the Migration to Novo Mercado will provide significant value unlocking for the Company, which will be enjoyed by its entire shareholder base. Furthermore, in the Company’s Management view, given the size and relevance of AXIA Energia, it is also essential to emphasize that the Migration to Novo Mercado tends to benefit not only its shareholders, but also the Brazilian capital markets. It should also be noted that the Company is making available to its shareholders a specific presentation containing a summary of relevant information on the Migration to Novo Mercado proposal, including the justifications and rules for the PNs Conversion and the benefits of the transaction ("NM Presentation"). The NM Presentation will be available for consultation under the "Market Notice" category, type "Presentations to analysts/market agents," and should be considered by shareholders as an integral part of this Management Proposal, as it contains supplemental information that may assist in their analysis of the matter. For the reasons highlighted above, the Company’s Management recommends that shareholders approve item (i) of the Agenda, authorizing the Company's officers to submit the request for Migration to Novo Mercado to B3, pursuant to this Management Proposal. 1101035341 Management Proposal EGM 04.01.2026 2.3.2. Items (ii) and (iii) of the Agenda – PNA1 Conversion and PNB1 Conversion In connection with the Company's share capital restructuring to enable its Migration to Novo Mercado, the Company’s Management submits to its shareholders proposal to effect the PNA1 Conversion and the PNB1 Conversion as per the exchange ratio detailed below. The Company's Management Proposal provides, in summary, that if the respective PNA1 Conversion and/or PNB1 Conversion is approved and effected, the holders of PNA1 and/or PNB1 shares, as applicable, will be entitled to a conversion premium ("Conversion Premium"), observing the exchange ratio of 1.1 ON share for each 1 PNA1 or PNB1 share. It is worth noting that the PNA1 Conversion and the PNB1 Conversion will also be submitted for consideration by the respective PNA1 and PNB1 shareholders, who will resolve on the matter at special meetings called to be held, at first call, on the same date as the EGM (April 1, 2026), or, as applicable, at second call, on a date to be determined and disclosed by the Company's Management in due course. To enable the PNA1 Conversion and the PNB1 Conversion, the Company’s Management highlights that it conducted studies and analyses, with the aim of proposing to its shareholders a fair exchange ratio that recognizes the relevant economic and political aspects and impacts associated with this change in the capital stock structure. It should be emphasized at the outset that the Company’s Management proposes exactly the same Conversion Premium for the PNA1 Conversion and for the PNB1 Conversion. This measure is justified insofar as the PNA1 class, unlike PNB1, lacks liquidity, despite being entitled to dividend distribution priority rights at a higher rate than the PNB1 class (8% for PNA1 and 6% for PNB1). Accordingly, from an economic standpoint, the Company's Management believes that the higher dividend preference of the PNA1 shares is, to a large extent, offset by their low liquidity, which justifies the allocation of the same Conversion Premium to both the PNA1 and PNB1 classes. 1101035341 Management Proposal EGM 04.01.2026 The lack of liquidity of the PNA1 class is evidenced by the low volume of trading on the stock exchange. Taking the call notice date of this EGM as a reference, the last PNA1 transaction was recorded on December 1, 2025, even before reflecting the bonus issue transaction approved at the EGM held on December 19, 2025. In 2025, only 6 PNA1 share transactions were recorded on the stock exchange. Additionally, the recent dividend payment history has demonstrated a practical equalization between the dividends received by PNA1 and PNB1 shareholders, which, combined with the lack of liquidity of PNA1, supports the treatment proposed above. To get to the 1:1.1 exchange ratio, the Company's Management evaluated and considered a varied set of guidelines, criteria, and data in the context of a holistic analysis of the Migration to Novo Mercado transaction, in order to provide within a reasonableness framework, a conversion proposal that is fair and advantageous to all shareholder bases involved. In this regard, the Conversion Premium serves the dual purpose of compensating PNA1 and PNB1 shareholders for the statutory preferences and economic advantages of their respective classes and incentivizing them to support the related conversion proposals, while bearing in mind that the unification of the shareholder base occurs in connection with the Migration to Novo Mercado, which encompasses numerous value drivers already mentioned above. It should also be noted that the exchange ratio underlying the PNA1 Conversion and the PNB1 Conversion reflect a business judgment made by the Company's Management, which is hereby submitted for shareholder analysis. Accordingly, shareholders of the Company - whether ON, PNC, PNA1, or PNB1 - are encouraged to evaluate, in a thorough, informed, and comprehensive manner, the advisability of accepting or not accepting the PNs Conversion proposals hereby presented, while also considering the legal and economic aspects of the Migration to Novo Mercado transaction. To this end, in compliance with Article 18 of RCVM 81, the Company presents, in Schedules 1 and 2, the information required by Exhibit F of such regulation, relating respectively to the changes in the preferences and advantages of PNA1 shares resulting 1101035341 Management Proposal EGM 04.01.2026 from the PNA1 Conversion and the changes in the preferences and advantages of PNB1 shares resulting from the PNB1 Conversion. The Company's Management emphasizes that, if approved at this Meeting, the effectiveness of the PNA1 Conversion, which is the subject of item (iv) of the Agenda, will remain subject to the satisfaction of the following Conditions Precedent - PNA1: (a) the approval of the PNA1 Conversion by PNA1 Special Meeting, pursuant to article 136, §1 of the Brazilian Corporate Law; (b) the approval of the PNB1 Conversion (both at PNB1 Special Meeting and at this Meeting, according to item (iii) of the Agenda); and (c) authorization, by B3, for the Migration to Novo Mercado. Accordingly, the Company's Management notes that if the PNA1 Conversion is not approved by shareholders, or if any of the Conditions Precedent - PNA1 is not satisfied, the PNA1 Conversion will not become effective. Likewise, with respect to the PNB1 Conversion, the Company's Management emphasizes that, if approved at the Meeting, the effectiveness of the PNB1 Conversion will remain subject to the satisfaction of the Conditions Precedent - PNB1. It is important to note that if the PNB1 Conversion is not approved by the EGM and/or the PNB1 Special Meeting, the Migration to Novo Mercado will not materialize. In such scenario, the PNB1 Conversion will not become effective. With respect to the PNA1 Conversion, in line with the B3 Waiver highlighted in the preamble to this item 2.3, if the matter is not approved, the Migration to Novo Mercado may still proceed. In such scenario, the PNA1 shares will not be converted into ON shares, but will remain outstanding in the Company's capital stock following the Migration to Novo Mercado and will acquire full voting rights, without prejudice to the existing economic advantages. Finally, the Company's Management also clarifies that, if the PNA1 Conversion and/or the PNB1 Conversion are approved and become effective, shareholders holding PNA1 shares and PNB1 shares who do not vote in favor of the PNA1 Conversion or the PNB1 Conversion, as applicable, at the respective special meeting, whether by voting against, 1101035341 Management Proposal EGM 04.01.2026 abstaining, or being absent, as applicable ("Dissenting Shareholders"), will be entitled to appraisal rights, through the redemption of their respective shares. Dissenting Shareholders may only exercise appraisal rights with respect to all of the PNA1 shares or PNB1 shares, as applicable, that they demonstrably held as of the close of trading on February 18, 2026 (the date of disclosure of the Material Fact announcing the PNs Conversion proposal), and continuously held through the date of actual exercise of appraisal rights; no partial exercise of appraisal rights is permitted. For clarification purposes, holders of ON or PNC shares who participate in this Meeting and are dissident from items (ii) and (iii) of the Agenda will not be entitled to appraisal rights – which, in the case above, would be applicable exclusively to the holders of PNA1 and/or PNB1 shares that do not approve the respective PNs Conversions at the PNA1 Special Meeting or PNB1 Special Meeting. Accordingly, in compliance with Article 21 of RCVM 81, the information required under Exhibit H of such regulation, relating to the exercise of appraisal rights by dissenting shareholders, is set forth in the Management Proposals for the PNA1 Special Meeting and the PNB1 Special Meeting, disclosed on this same date. It should be noted that if the Company's Management determines that payment of the redemption amount to Dissenting Shareholders may jeopardize the Company's financial stability, the Company's Management may call a new general meeting to ratify or reconsider the resolution on the PNA1 Conversion and/or PNB1 Conversion, pursuant to Article 137, §3, of the Brazilian Corporate Law. Therefore, the Company's Management recommends the approval of the matters set forth in items (ii) and (iii) of the Agenda, with the respective PNA1 Conversion and PNB1 Conversion. 1101035341 Management Proposal EGM 04.01.2026 2.3.3. Item (iv) of the Agenda – Amendment and consolidation of the Bylaws (Scenario A) for: (iv.1) update of the amount and composition of the capital stock; (iv.2) Conversion PNs; and (iv.3) compliance with the Novo Mercado Regulation As clarified in the preamble to this item 2.3, the structure proposed by the Company's Management to enable the Migration to Novo Mercado contemplates two alternative scenarios, depending on whether the PNA1 Conversion is successful or not. Thus, the Company's capital stock structure following the Migration to Novo Mercado may, alternatively: (a) reflect the extinguishment of the PNA1 shares, in view of their conversion into ON shares (if the PNA1 Conversion is approved); or (b) reflect the PNA1 shares remaining outstanding in the capital stock, with the preservation of their current preferences and economic advantages, plus the full voting rights that would be attributed to them (if the PNA1 Conversion is not approved). Therefore, the Company's Management submits for shareholder approval, under items (iv) and (v) of the Agenda, two alternative versions of the Bylaws, addressing both scenarios. Under this item (iv) of the Agenda, the Company's Management submits for shareholder consideration the proposal to fully amend and consolidate the Company's Bylaws, with the purpose of reflecting, in the Bylaws, among other topics, the provisions required by the Novo Mercado Regulation and, additionally, the outcome of the PNs Conversion (assuming both the PNA1 Conversion and the PNB1 Conversion). The Company's Management clarifies that this resolution corresponds to "Scenario A", in which both the PNA1 Conversion and the PNB1 Conversion are successful. In such case, once the PNs Conversion is implemented, the PNA1 and PNB1 shares will cease to exist, requiring an update to the Bylaws to reflect the new composition of the capital stock and to consolidate, in a single document, the bylaws provisions applicable following the Migration to Novo Mercado. The Company's Management clarifies that the effectiveness of the amendment and consolidation of the Bylaws contemplated in this item (iv) will remain subject to the approval and effective implementation of the PNs Conversion. 1101035341 Management Proposal EGM 04.01.2026 Thus, the bylaws amendment hereby proposed will only become effective if the PNs Conversion becomes effective, following the satisfaction of the applicable conditions precedent. If, for any reason, the approval and effectiveness of any of the conversions comprising the PNs Conversion does not occur, the bylaws amendment contemplated in this item (iv) will not be implemented. The Company's Management clarifies that the amendment to the Bylaws also contemplates (in both Scenario A and Scenario B) updated language for: (a) Article 4 to reflect the update to the capital stock, considering the terms of the capital increase approved at the Board of Directors meeting of December 8, 2025; and (b) Articles 4 and 11, §§14th through 17th, to reflect the extinguishment of the class "R" preferred shares, which have been fully redeemed. In accordance with Article 12, item I, of RCVM 81, Schedule 3 to this Management Proposal contains the Bylaws with all proposed amendments highlighted, assuming Scenario A as described above. Likewise, in accordance with article 12, item II, of RCVM 81, Schedule 4 to this Management Proposal contains a comparative table of the Bylaws, indicating the current and proposed provisions, the justifications for the amendments, and the expected effects related to Scenario A. Schedule 5 to this Management Proposal contains the consolidated Bylaws, fully reflecting the proposed amendments for Scenario A contemplated in this item. The Company's Management further notes that the amendment to the Bylaws is also subject to prior approval by ANEEL. Finally, the Company emphasizes that the bylaws amendments hereby proposed do not trigger appraisal rights for shareholders who may dissent from this resolution, pursuant to applicable law. In this regard, the Company clarifies that, although the bylaws amendment contemplates the inclusion of an arbitration article, such inclusion arises from the Migration to Novo Mercado itself, given the requirements of this B3 corporate governance listing segment. Additionally, the Company also meets the liquidity and dispersion requirements set forth in article 136-A, §2, item II, of the Brazilian Corporate 1101035341 Management Proposal EGM 04.01.2026 Law, which expressly exclude the application of appraisal rights, given the dispersed capital and the fact that the ON shares issued by the Company (AXIA3) are included in the Ibovespa index. For the reasons set forth above, the Company's Management recommends that shareholders approve the amendment and consolidation of the Bylaws contemplated in item (iv) of the Agenda, as it is a necessary measure to implement the proposed Migration to Novo Mercado structure in the scenario where the PNA1 Conversion and the PNB1 Conversion are approved and become effective. 2.3.4. Item (v) of the Agenda – Amendment and consolidation of the Bylaws (Scenario B) for: (v.1) update of the amount and composition of the capital stock; (v.2) outcome of the PNB1 Conversion; (v.3) grant of full voting rights to PNA1 shares; and (v.4) compliance with the Novo Mercado Regulation As highlighted in the previous item, the Company's Management submits to shareholders two alternative versions of the bylaws amendment, assuming the possibility of either Scenario A or Scenario B materializing, depending on whether the PNA1 Conversion is successful or not. This item (v) of the Agenda addresses Scenario B, in which case the proposal for the full amendment and consolidation of the Company's Bylaws shall prevail, with the purpose of (i) including the provisions required by the Novo Mercado Regulation, in order to enable the Migration to Novo Mercado; (ii) reflecting, in the Bylaws, the outcome of the PNB1 Conversion; and (iii) granting voting rights (full voting rights) to the PNA1 shares, which will remain outstanding in the Company's capital stock structure. The Company's Management further reiterates that the amendment to the Bylaws, also under this Scenario B, already reflects updated language for: (a) Article 4 to reflect the update to the capital stock, considering the terms of the capital increase approved at the Board of Directors meeting of December 8, 2025; and (b) Articles 4 and 11 to reflect the extinguishment of the Class "R" preferred shares, which have been fully redeemed. For clarification purposes, it is emphasized that this bylaws amendment under item (v) will become effective if the matters on the Meeting Agenda are approved and implemented (including with respect to the conditions precedent), except with regard to 1101035341 Management Proposal EGM 04.01.2026 the PNA1 Conversion - that is, if the PNA1 Conversion is not approved at the respective PNA1 Special Meeting. In the context of this Scenario B, since the PNA1 shares will not be converted into ON shares, they will remain outstanding in the Company's capital stock, even following the Migration to Novo Mercado, as authorized by the B3 Waiver described in the preamble to item 2.3 of this Management Proposal. In such scenario, in accordance with the terms and conditions of the B3 Waiver, the PNA1 shares would acquire full voting rights, which is already reflected in the draft Bylaws set forth in Schedules 7, 8 and 9 (highlighted below). The Company's Management clarifies that the effectiveness of the amendment and consolidation of the Bylaws contemplated in this item (v) will remain subject to the satisfaction of the following conditions precedent, on a cumulative basis: o approval and implementation/effectiveness of the PNB1 Conversion, under the terms of the Conditions Precedent – PNB1 (including the approval of the PNB1 Conversion at the PNB1 Special Meeting); o non-approval of the PNA1 Conversion at the PNA1 Special Meeting; and o authorization, by B3, for the Migration to the Novo Mercado. For clarification purposes, the Company's Management will use its best efforts to hold the PNA1 Special Meeting, including to achieve the installation quorum, whether at 1st or 2nd call, if necessary. Despite the Company's Management's efforts, should it not be possible to hold the PNA1 Special Meeting within a timeframe that Management deems compatible with the Migration to Novo Mercado, the Board of Directors may declare Scenario B materialized with full effect of item (v) of the Agenda – subject, as applicable, to the satisfaction of the remaining Conditions Precedent – PNA1. In the event the PNA1 Special Meeting is successfully convened, whether at 1st or 2nd call, but its agenda is not approved, the bylaws amendment under Scenario B - as set forth in item (v) of the Agenda - will produce immediate effect. 1101035341 Management Proposal EGM 04.01.2026 If, however, the PNA1 Conversion is approved at the PNA1 Special Meeting and the other conditions precedent indicated above are satisfied, the bylaws amendment contemplated in Scenario B - item (v) of the Agenda - will not be implemented, and Scenario A contemplated under item (iv) of the Agenda will prevail. The Company's Management emphasizes that the grant of full voting rights to PNA1 shares, in the context of Scenario B, would represent an expansion of voting rights, without any suppression of or prejudice to the preferences, advantages, and/or economic conditions currently afforded to PNA1 shareholders, which would remain unchanged. In this regard, if the PNA1 Conversion is not approved, since these shares would preserve all of their preferences and economic advantages, only receiving, in addition, full voting rights, this amendment is not subject to approval at a PNA1 Special Meeting, nor will it trigger appraisal rights for PNA1 shareholders, pursuant to article 137, I, of the Brazilian Corporate Law. In accordance with Article 18 of RCVM 81, Schedule 6 to this Management Proposal sets forth the information relating to the amendment of the preferences and advantages of the PNA1 shares in the event full voting rights are attributed to them, as required by Exhibit F of RCVM 81. Furthermore, in light of article 12, items I and II, of RCVM 81, it should be noted that Schedules 7, 8 and 9 to this Management Proposal contain the information regarding the Bylaws applicable to Scenario B, covering, respectively: (a) Schedule 7: Bylaws with the proposed amendments highlighted; (b) Schedule 8 comparative table of the Bylaws, indicating the current and proposed provisions, the justifications for the amendments, and the expected effects; and (c) Schedule 9: consolidated Bylaws, fully reflecting the proposed amendments for the scenario contemplated in this item of the Agenda. As highlighted in item 2.3.3 above, the Company reiterates that the bylaws amendments hereby proposed also do not trigger appraisal rights for shareholders who may dissent from this resolution, pursuant to applicable law. Finally, the Company's Management reiterates that the amendment to the Bylaws is subject to prior approval by ANEEL. 1101035341 Management Proposal EGM 04.01.2026 For the reasons set forth above, the Company's Management recommends that shareholders approve the amendment and consolidation of the Bylaws contemplated in item (v) of the Agenda, as it is a necessary measure to implement the proposed Migration to Novo Mercado structure in the alternative scenario where the PNB1 Conversion is approved and becomes effective, but the PNA1 Conversion is not approved, in which case the PNA1 shares would remain outstanding in the capital stock and would acquire full voting rights, in accordance with the B3 Waiver. 2.3.5. Item (vi) of the Agenda – Authorization for officers to take all actions necessary to implement the Migration to Novo Mercado Finally, it is proposed that shareholders approve authorization for the Company's officers to take all actions necessary to implement the Migration to Novo Mercado. The authorization hereby proposed is intended to ensure the executability and proper coordination of the corporate, regulatory, and operational measures necessary to carry out the resolutions approved at the Meeting, including, as applicable and without limitation: (i) the adoption of measures and the submission of requests and documents to B3 and the CVM; (ii) the execution of instruments, declarations, and forms and the entering into instruments required for the Migration to Novo Mercado and for the PNs Conversions; (iii) the adoption of measures necessary to implement the PNs Conversion, as applicable, and the approved bylaws amendment, as well as the filing and relevant legal publications; and (iv) the performance of any other acts, including operational adjustments and supplemental measures, that may be necessary or advisable to ensure the effective implementation of the approved resolutions. Therefore, the Company's Management recommends that shareholders approve item (vi) of the Agenda, authorizing the performance of the actions necessary to implement the Migration to Novo Mercado. 2.4. List of Schedules o SCHEDULE 1 Information on PNA1 Conversion (According to Exhibit F of RCVM 81) o SCHEDULE 2 1101035341 Management Proposal EGM 04.01.2026 Information on PNB1 Conversion (According to Exhibit F of RCVM 81). o SCHEDULE 3 Bylaws with amendments for compliance with the Novo Mercado Regulation and with the PNA1 Conversion and PNB1 Conversion highlighted (Pursuant to Article 12, I, of RCVM 81) o SCHEDULE 4 Comparative table with the proposed amendment to the Company's Bylaws reflecting the PNA1 Conversion and PNB1 Conversion and compliance with the Novo Mercado Regulation, with a description of the current and proposed articles and the justifications for the amendments (Pursuant to Article 12, II, of RCVM 81) o SCHEDULE 5 Consolidated Bylaws of the Company reflecting the PNA1 Conversion and PNB1 Conversion and compliance with the Novo Mercado Regulation o SCHEDULE 6 Information on the granting of full voting rights to PNA1 (According to Exhibit F of RCVM 81) o SCHEDULE 7 Bylaws with amendments for compliance with the Novo Mercado Regulation with the PNB1 Conversion and grant of full voting rights to PNA1 shares highlighted (Pursuant to Article 12, I, of RCVM 81) o SCHEDULE 8 Comparative table with the proposed amendment to the Company's Bylaws reflecting the PNB1 Conversion, the grant of voting rights to PNA1 shares, and compliance with the Novo Mercado Regulation, with a description of the current and proposed articles and the justifications for the amendments (Pursuant to Article 12, II, of RCVM 81) o SCHEDULE 9 1101035341 Management Proposal EGM 04.01.2026 Consolidated Bylaws of the Company reflecting the PNB1 Conversion, the grant of full voting rights to PNA1 shares, and compliance with the Novo Mercado Regulation 2.5. Conclusion In light of the foregoing, the Company's Board of Directors approved the call notice of the Meeting, pursuant to this Management Proposal and its Schedules, and recommended the approval of the matters presented herein. Rio de Janeiro, February 18, 2026. Vicente Falconi Campos Chairman of the Board of Directors 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 1 Information on PNA1 Conversion (According to Exhibit F of RCVM 81) 1. If there is the creation of preferred shares or a new class of preferred shares: a. To substantiate, in detail, the proposal for the creation of the shares b. To describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular: i. Increased dividends in relation to common shares ii. Fixed or minimum dividends iii. Possible cumulative nature of dividends iv. Right to participate in remaining profits v. Right to receive dividends charged to the capital reserve vi. Priority in capital reimbursement vii. Premium in capital reimbursement viii. Right to vote ix. Statutory right to elect members of the board of directors in a separate vote x. Right to be included in the tender offer upon transfer of control provided for in Article 254-A of Law No. 6,404, of 1976 xi. Veto rights with respect to amendments to the bylaws xii. Redemption Terms and Conditions xiii. Amortization Terms and Conditions c. Provide a detailed analysis of the impact of the creation of the shares on the rights of holders of other types and classes of shares of the company Not applicable, considering that this Schedule addresses the PNA1 Conversion. 1101035341 Management Proposal EGM 04.01.2026 2. If there is a change in the preferences, advantages or conditions of redemption or amortization of preferred shares As highlighted throughout the Proposal, particularly in the preamble to item 2.3 and in item 2.3.1, in connection with the Migration to Novo Mercado, the Company's Management identified the need to restructure and simplify its capital stock structure, currently composed of ON, PNA1, PNB1, PNC shares and the Golden Share. This is because, pursuant to Article 8 of the Novo Mercado Regulation, as a general rule, only common shares with voting rights and special class preferred shares of privatizing entities may form part of the capital stock of companies listed in this segment. In this context, since the retention of the Golden Share is expressly permitted under article 8 of the Novo Mercado Regulation and the PNC shares had been subject to specific authorization by B3, the Company's Management verified that the PNA1 and PNB1 share classes, particularly because they do not carry full voting rights (the "one share, one vote" principle), would require adjustments to enable the Migration to Novo Mercado. With respect to the PNA1 shares, the Company's Management obtained from B3 prior authorization for exceptional treatment (waiver) for the Migration to Novo Mercado ("B3 Waiver"). In light of the B3 Waiver, even if the Company, despite its best efforts, does not succeed in the PNA1 Conversion, AXIA may proceed with the Migration to Novo Mercado and maintain the PNA1 class in its capital stock structure indefinitely, provided that the PNA1 shares acquire full voting rights, in compliance with the "one share, one vote" principle. The exceptional treatment granted by B3 recognizes the characteristics and particular features of this PNA1 share class, including the high degree of dispersion and immaterial representation in the Company's capital stock (approximately 0.005%). 1101035341 Management Proposal EGM 04.01.2026 Accordingly, it is reiterated that the PNA1 Conversion will not be a condition for the completion of the Migration to Novo Mercado. In this regard, the Company's Management proposed two alternative scenarios in the structure contemplated for the Migration to Novo Mercado, depending on whether the PNA1 Conversion is approved or not by the PNA1 shareholders themselves at a special meeting pursuant to article 136, §1, of the Brazilian Corporate Law ("PNA1 Special Meeting"). Accordingly, in summary: o SCENARIO A (with PNA1 Conversion): holders of PNA1 shares will receive ON shares, as per the conversion ratio set forth in item 2.3.2 of the Management Proposal; o SCENARIO B (without PNA1 Conversion): the proposed structure provides that the PNA1 shares will remain outstanding (with preservation of their respective economic rights), with such class additionally acquiring full voting rights. In this regard, although Scenario A does not contemplate a proposal to change the preferences and advantages of the current PNA1 shareholders, but rather their conversion, with the extinguishment of the PNA1 shares, at a ratio of 1.1 ON shares for each PNA1 share, in accordance with the exchange ratio proposed in item (ii) of the Agenda, this Schedule 1 presents the information pertaining to Scenario A, that is, assuming the PNA1 Conversion becomes effective. a. Describe in detail the proposed amendments As highlighted above, if the PNA1 Conversion is approved by the Meeting and the PNA1 Special Meeting and the PNA1 Conditions Precedent are satisfied, all PNA1 shares issued by the Company will be converted into ON shares, as per the ratio detailed in item 2.3.2 of the Management Proposal. b. Substantiate, in detail, the proposed changes 1101035341 Management Proposal EGM 04.01.2026 As highlighted above, the PNA1 Conversion will not be a condition for the Migration to Novo Mercado, pursuant to the B3 Waiver. Accordingly, if the Company is not successful in the PNA1 Conversion, and the Company nonetheless completes the Migration to Novo Mercado, the PNA1 shares will remain outstanding in the Company's capital stock and will preserve their economic advantages (for this alternative scenario, reference is made to Schedule 6, which contains the description, rationale, and impact analysis relating to the potential retention of the PNA1 shares in the Company's capital stock following the Migration to Novo Mercado (with the grant of full voting rights)). The Company's Management believes that the PNA1 Conversion is in the interest of all of its shareholders, particularly in view of the benefits arising from the unification and simplification of the shareholder base. Furthermore, as described in item 2.3.2 of the Management Proposal, the Company's Management believes that the proposed Conversion Premium ensures fair treatment for all of the Company's shareholders. Accordingly, although the PNA1 Conversion is not a condition for the Migration to Novo Mercado, pursuant to the B3 Waiver, the Company's Management recommends its approval, both at this EGM and at the PNA1 Special Meeting. c. Provide a detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change If the PNA1 Conversion becomes effective, the current holders of PNA1 shares will become holders of ON shares issued by the Company, according to the proposed exchange ratio (1.1 ON shares for each 1 PNA1 share).. Upon receiving ON shares, holders of PNA1 shares would hold economic and voting rights identical to those of current ON shareholders, given the unification of the shareholder base, including voting rights. The rights attributed to ON shares are governed by applicable law and regulations and the Company's Bylaws (see, in this regard, the versions of the Bylaws set forth in Schedules 3, 4 and 5 to the Management Proposal, which detail the Bylaws applicable in the event Scenario A for the Migration to Novo Mercado becomes effective). For clarification purposes, it should also be noted that any fractional ON shares resulting from this conversion will be aggregated and sold by the Company in due course through 1101035341 Management Proposal EGM 04.01.2026 a stock exchange auction, and the net proceeds from such auction will be distributed proportionally to the shareholders holding the fractions, in accordance with procedures and deadlines to be disclosed in due course. With the unification of the shareholder base, holders of PNA1 shares will exchange a security with limited liquidity for ON shares with recognized liquidity that are included in B3's main liquidity indices. On the other hand, the Company's Management clarifies that all preferences and advantages currently attributed to holders of PNA1 shares will not be transferred to the ON shares received upon completion of the PNA1 Conversion. In this regard, if the PNA1 Conversion is approved and becomes effective, the current holders of PNA1 shares will no longer be entitled to receive dividends at least 10% higher than those attributed to each ON share, nor the priority in dividend distributions, accruing at the rate of 8% per year on the capital attributable to this type and class of shares, as set forth in current article 11, §2, of the Bylaws. Finally, it is reiterated that, if the PNA1 Conversion is approved and becomes effective, shareholders holding PNA1 shares who do not vote in favor of the PNA1 Conversion at the PNA1 Special Meeting, whether by voting against, abstaining, or being absent, as applicable, will be entitled to appraisal rights, through the redemption of PNA1 shares that they demonstrably held continuously between the date of the Material Fact announcing the PNA1 Conversion proposal, disclosed on February 18, 2026, and the date of actual exercise of appraisal rights, pursuant to Article 137, §1, of the Brazilian Corporate Law. Information on appraisal rights for PNA1 shares may be found in the Management Proposal for the PNA1 Special Meeting, also disclosed on this date. d. Provide detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company If approved and becomes effective, the PNA1 Conversion may result in a slight reduction and dilution of voting rights attributed to current holders of voting shares, insofar as new ON shares with voting rights would be delivered to current holders of PNA1 shares, which would be extinguished. In this regard, however, the Company's Management reiterates that such dilution will be negligible and immaterial with respect to the PNA1 Conversion, given that PNA1 shares currently represent only 0.0050% of the capital stock. 1101035341 Management Proposal EGM 04.01.2026 On the other hand, if the PNA1 Conversion is approved and becomes effective, the differentiated economic rights of the PNA1 shares relating to dividend entitlements will be eliminated, resulting in the economic equalization of the Company's shareholder base. For clarification purposes, the proposals submitted to the EGM do not affect rights attributed to the Federal Government, without affecting the Golden Share or the rights to elect directors and fiscal council members provided for in Chapter IV of the Bylaws. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 2 Information on PNB1 Conversion (According to Exhibit F of RCVM 81) 1. If there is the creation of preferred shares or a new class of preferred shares: a. To substantiate, in detail, the proposal for the creation of the shares b. To describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular: i. Increased dividends in relation to common shares ii. Fixed or minimum dividends iii. Possible cumulative nature of dividends iv. Right to participate in remaining profits v. Right to receive dividends charged to the capital reserve vi. Priority in capital reimbursement vii. Premium in capital reimbursement viii. Right to vote ix. Statutory right to elect members of the board of directors in a separate vote x. Right to be included in the tender offer upon transfer of control provided for in Article 254-A of Law No. 6,404, of 1976 xi. Veto rights with respect to amendments to the bylaws xii. Redemption Terms and Conditions xiii. Amortization Terms and Conditions c. Provide a detailed analysis of the impact of the creation of the shares on the rights of holders of other types and classes of shares of the company Not applicable, considering that this Schedule addresses the PNB1 Conversion. 1101035341 Management Proposal EGM 04.01.2026 2. If there is a change in the preferences, advantages or conditions of redemption or amortization of preferred shares The Company clarifies that the EGM does not propose to change the preferences and advantages of current PNB1 shareholders, but rather their conversion into ON shares, with the extinguishment of the PNB1 shares, in accordance with the exchange ratio proposed in item (iii) of the Agenda. Notwithstanding, this Schedule 2 presents the information pertaining to the potential impacts arising from this PNB1 Conversion. a. Describe in detail the proposed amendments If the PNB1 Conversion is approved by the Meeting and the PNB1 Special Meeting and the Conditions Precedent – PNB1 are satisfied, all PNB1 shares issued by the Company will be extinguished and converted into ON shares at a ratio of 1.1 ON shares for each 1 PNB1 share. b. Provide detailed reasons for the proposed amendments The PNB1 Conversion is part of the Migration to Novo Mercado process, being a fundamental step for the Company's admission to this listing segment. In this regard, the Company's Management notes that the Migration to Novo Mercado, which would be enabled by the PNB1 Conversion, would benefit the Company's entire shareholder base, particularly with respect to the following aspects (detailed in item 2.3.1 of this Management Proposal): o Equalization of voting rights ("one share, one vote"); o Increased liquidity of shares; o Strengthening corporate governance; o Greater flexibility for dividend distribution; o Enhanced investment attractiveness and reduced overall risk perception of the Company; o Potential reduction in cost of capital. In this regard, the Company's Management believes that the PNB1 Conversion is in the interest of all of its shareholders, particularly in view of the benefits arising from the 1101035341 Management Proposal EGM 04.01.2026 unification and simplification of the shareholder base and by enabling the Migration to Novo Mercado. Furthermore, as explained in item 2.3.2 of the Management Proposal, the Company's Management believes that the proposed Conversion Premium ensures fair treatment for the holders of PNB1 shares and the Company's other shareholders. c. Provide a detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change If the PNB1 Conversion becomes effective, the current holders of PNB1 shares will become holders of ON shares issued by the Company, according to an exchange ratio of 1.1 ON shares for each PNB1 share. Upon receiving ON shares, holders of PNB1 shares would hold economic and voting rights identical to those of current ON shareholders, including voting rights, given the unification of the shareholder base, in accordance with applicable law and regulations, and the Company's Bylaws. The rights attributed to ON shares are governed by applicable law and regulations and the Bylaws (see, in this regard, the versions of the Bylaws attached to the Management Proposal). The PNB1 Conversion will also substantially contribute to the liquidity of PNB1 shareholders - given the unification of the shareholder base. On the other hand, the Company's Management clarifies that all preferences and advantages currently attributed to holders of PNB1 shares will not be transferred to the ON shares received upon completion of the PNB1 Conversion. In this regard, if the PNB1 Conversion is approved and becomes effective, the current holders of PNB1 shares will no longer be entitled to receive dividends at least 10% higher than those attributed to each ON share, nor the priority in dividend distributions, accruing at the rate of 6% per year on the capital attributable to this type and class of shares, as set forth in current article 11, §3, of the Bylaws. Finally, if the PNB1 Conversion and the Migration to Novo Mercado are approved and become effective, shareholders holding PNB1 shares who do not vote in favor of the PNB1 Conversion at the PNB1 Special Meeting, whether by voting against, abstaining, or being absent, as applicable, will be entitled to appraisal rights, through the redemption 1101035341 Management Proposal EGM 04.01.2026 of PNB1 shares that they demonstrably held continuously between the date of the Material Fact announcing the PNB1 Conversion, disclosed on February 18, 2026, and the date of actual exercise of appraisal rights, pursuant to article 137, §1, of the Brazilian Corporate Law. Information on appraisal rights for PNB1 shares may be found in the Management Proposal for the PNB1 Special Meeting, also disclosed on this date. d. Provide detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company If approved and becomes effective, the PNB1 Conversion may result in dilution of voting rights attributed to current holders of voting shares, insofar as new ON shares with voting rights would be delivered to current holders of PNB1 shares, which would be extinguished. On the other hand, if the PNB1 Conversion is approved and becomes effective, the differentiated economic rights of the PNB1 shares relating to dividend entitlements will be eliminated, resulting in the economic equalization of the Company's shareholder base. For clarification purposes, the proposals submitted to the EGM do not affect rights attributed to the Federal Government, without affecting the Golden Share or the rights to elect directors and fiscal council members provided for in Chapter IV of the Bylaws. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 3 Bylaws with amendments for compliance with the Novo Mercado Regulation and with the PNA1 Conversion and PNB1 Conversion highlighted (Pursuant to Article 12, I, of RCVM 81) (Document continues on the following page) 1101035341 Management Proposal EGM 04.01.2026 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“"B3”"), Eletrobras, its shareholders, administratorsincluding any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”'s Novo Mercado Regulations ("Novo Mercado Regulations"). Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - Eletrobras has as its corporate purpose: I carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and 1101035341 Management Proposal EGM 04.01.2026 II promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“Subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is seventyone hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and fivetwentynine reais and twenty-seven cents (BRL 70,135,201,405.27)seventy-five centavos (BRL 100,135,201,429.75), divided into two billion, twenty-eight 1101035341 Management Proposal EGM 04.01.2026 million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286[=] ([=]) common shares, six hundred six million, seven hundred ninety-six thousand, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A1"seventeen (606,796,117) class “C” preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B1" and one (1) special class preferred share exclusively held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Paragraph 1 - The shares of Eletrobras shall be: I common, in nominative form, with the right to one vote per share; II classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; III II class “C” preferred, in nominative form, with the right to one vote per share. IV class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; V III 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 31 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws. Paragraph 65 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 72 through 127, to be carried out by 2031 or earlier, as provided in paragraph 83 of the same Article 11. Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. 1101035341 Management Proposal EGM 04.01.2026 Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital. Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 31 of article 11 of these Bylaws. Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; 1101035341 Management Proposal EGM 04.01.2026 II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such 1101035341 Management Proposal EGM 04.01.2026 group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. 1101035341 Management Proposal EGM 04.01.2026 Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company. Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 72 through 127 of this Article 11, and shall have the rights and obligations set forth in paragraph 72 of this Article 11. Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them. Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. Paragraph 1 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations 1101035341 Management Proposal EGM 04.01.2026 Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Paragraph 5- Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6. Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. Paragraph 72 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 8paragraphs3 through 116 below; and V shall be redeemable by the Company, pursuant to paragraphs 105 and 116 below. Paragraph 86 – Subject to paragraphs 105 and 116 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: 1101035341 Management Proposal EGM 04.01.2026 I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 94 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 94 – Notwithstanding paragraph 83 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 64, item I above, until all such shares have been converted or redeemed. Paragraph 105 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 63, item I above, without prejudice to the possibility set forth in paragraph 94 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 105, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; 1101035341 Management Proposal EGM 04.01.2026 IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. Paragraph 116 –Subject to paragraph 127 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,93, 4 and 105 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 127 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 83, 94, and 105, and the provisions of items III to V of such paragraph 108 and of paragraph 116 above shall not apply. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 138 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below: VRPNR = (VC/TA) × 10% where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. 1101035341 Management Proposal EGM 04.01.2026 Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. Article 14 - Eletrobras may issue non-convertible securities and debentures. Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17paragraph 6. CHAPTER III The Shareholders’ Meeting 1101035341 Management Proposal EGM 04.01.2026 Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to: I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras. CHAPTER IV 1101035341 Management Proposal EGM 04.01.2026 Rights Attributed to the Federal Government Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I three (3) members to the Board of Directors of Eletrobras; and II one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I two (2) members to the Board of Directors of Eletrobras; and II 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a 1101035341 Management Proposal EGM 04.01.2026 separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras. Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether 1101035341 Management Proposal EGM 04.01.2026 free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; and III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and VIII Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. 1101035341 Management Proposal EGM 04.01.2026 Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. 1101035341 Management Proposal EGM 04.01.2026 Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. 1101035341 Management Proposal EGM 04.01.2026 IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras. Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. Paragraph 1211 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. 1101035341 Management Proposal EGM 04.01.2026 Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable 1101035341 Management Proposal EGM 04.01.2026 the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: I constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; 1101035341 Management Proposal EGM 04.01.2026 II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or V other cases provided for in the indemnity contract. Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 21 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 32 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 43 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 54 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies; 1101035341 Management Proposal EGM 04.01.2026 Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: X authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII exchange of shares or other securities issued by the Company; 1101035341 Management Proposal EGM 04.01.2026 XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Governance: XIV approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the 1101035341 Management Proposal EGM 04.01.2026 CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts; 1101035341 Management Proposal EGM 04.01.2026 Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law; XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIVapprove the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and 1101035341 Management Proposal EGM 04.01.2026 XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Business management and efficiency: XXXVIdetermine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIXapprove the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries; XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; 1101035341 Management Proposal EGM 04.01.2026 XLIV resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and XLV deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: 1101035341 Management Proposal EGM 04.01.2026 I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) itsmeetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and bc) any situations in which there is significant disagreement between the 1101035341 Management Proposal EGM 04.01.2026 company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met. Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 34 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 45 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Paragraph 56 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 67 - The participation, of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and RisksRisk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. Article 39 - The People and Governance Committee is responsible for: I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. 1101035341 Management Proposal EGM 04.01.2026 Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture. CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments. 1101035341 Management Proposal EGM 04.01.2026 Article 45 - The Executive Board of Officers is responsible for: I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies; III approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries; IV prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to o adopt its Internal Rules and any amendments thereto; 1101035341 Management Proposal EGM 04.01.2026 VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; 1101035341 Management Proposal EGM 04.01.2026 XVIII approve the Company’s quarterly financial information; XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; XX establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE; XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXII supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law; XXV approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and 1101035341 Management Proposal EGM 04.01.2026 foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; XXVI resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law; XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; III to provide information to the Board of Directors and the Fiscal Council of the Company; 1101035341 Management Proposal EGM 04.01.2026 IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution; V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneysin- fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VII coordinate the activities of the members of the Executive Board of Officers. Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; 1101035341 Management Proposal EGM 04.01.2026 IV designate employees for missions abroad; and V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. CHAPTER IX The Fiscal Council Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. Paragraph 21 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 32 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 43 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 54 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law. Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital 1101035341 Management Proposal EGM 04.01.2026 budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and X exercise the attributions in items I to VIII during any liquidation of the Company. Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. 1101035341 Management Proposal EGM 04.01.2026 Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: I at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock. Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment. 1101035341 Management Proposal EGM 04.01.2026 CHAPTER XII Transfer of Control Article 59 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XII XIII Transitional Provisions Delisting from the Novo Mercado Article 5960 – The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. CHAPTER XIV Arbitration 1101035341 Management Proposal EGM 04.01.2026 Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Article 61 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for 1101035341 Management Proposal EGM 04.01.2026 calling a general meeting only for the election of its replacement.The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 4 Comparative table with the proposed amendment to the Company's Bylaws reflecting the PNA1 Conversion and PNB1 Conversion and compliance with the Novo Mercado Regulation, with a description of the current and proposed articles and the justifications for the amendments (Pursuant to Article 12, II, of RCVM 81) (Document continues on the following page) 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 1 - Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”). Article 1 - Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“"B3”"), Eletrobras, its shareholders, administratorsincluding any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”'s Novo Mercado Regulations ("Novo Mercado Regulations"). The amendment to this provision is proposed to comply with Article 6, item I, of the Novo Mercado Regulations. Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and fortyfour thousand, two hundred and eighty-six (2,028,544,286) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A1" preferred shares, Article 4 - The capital stock is seventyone hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and fivetwenty-nine reais and twenty-seven cents (BRL 70,135,201,405.27)seventy-five centavos (BRL 100,135,201,429.75), divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286[=] ([=]) common shares, six hundred six million, seven hundred ninety-six thousand, one hundred and forty-six thousand, The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B1" and one (1) special class preferred share exclusively held by the Federal Government, all without par value. nine hundred and twenty (146,920) class "A1"seventeen (606,796,117) class “C” preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B1" and one (1) special class preferred share exclusively held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Article 4 – Paragraph 1 – II classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; Article 4 - Paragraph 1 - II classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; The deletion of this provision is proposed to reflect the Company’s current shareholding structure. Article 4 – Paragraph 1 – III class “C” preferred, in nominative form, with the right to one vote per share. Article 4 - Paragraph 1 - III II class “C” preferred, in nominative form, with the right to one vote per share. A formal adjustment is proposed to reflect the renumbering of this provision. Article 4 – Paragraph 1 – IV class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; Article 4 - Paragraph 1 - IV class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; The deletion of this provision is proposed to reflect the Company’s current shareholding structure. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 4 – Paragraph 1 - V 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 1 of article 11 of these Bylaws. Article 4 - Paragraph 1 - V III 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 31 of article 11 of these Bylaws. A formal adjustment is proposed to reflect the renumbering of this provision. Article 4 - Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws. Article 4 Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws. The deletion of this provision is proposed to reflect the current shareholding structure of the Company. Article 4 – Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be Article 4 Paragraph 65 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 72 through 127, to be carried out by 2031 or earlier, as provided in The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11. paragraph 83 of the same Article 11. Article 6 – Sole Paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. Article 6 - Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event Scenario “B” of the Novo Mercado Migration structure is implemented, as well as the granting of voting rights to the class “A1” preferred shares. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the The amendment to this provision is proposed to reflect the deletion of the sole paragraph of Article 6, as proposed in the item above. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. Article 7 – Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Article 7 - Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 31 of article 11 of these Bylaws. Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11. Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 72 through 127 of this Article 11, and shall have the rights and obligations set forth in paragraph 72 of this Article 11. The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure, as well as to make formal adjustments to align the cross-references. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 11 – Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Article 11 - Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. The deletion of this provision is proposed to: (i) reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure; and (ii) reflect the inclusion of new Chapter XII below, in compliance with Article 37 of the Novo Mercado Regulations. Article 11 - Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital Article 11 - Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS belonging to this type and class of shares, to be apportioned equally among them. apportioned equally among them. Article 11 - Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. Article 11 - Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure. Article 11 – Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or Article 11 - Paragraph 41 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and The amendment to this provision is proposed solely to reflect its renumbering. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Article 11 – Paragraph 5 - Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6. Article 11 - Paragraph 5- Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure. Article 11 - Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. Article 11 - Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “A” of the Novo Mercado Migration structure. Article 11 – Paragraph 7 - The class “C" preferred shares: Article 11 - 72 –The class “C" preferred shares: I shall be entitled to one vote per share; The amendment to this provision is proposed solely to reflect its renumbering and the correction of cross1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and V shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below. II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 8paragraphs3 through 116 below; and V shall be redeemable by the Company, pursuant to paragraphs 105 and 116 below. references. Article 11 – Paragraph 8 - Subject to paragraphs 10 and 11 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by Article 11 - Paragraph 86 – Subject to paragraphs 105 and 116 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. fiscal year between 2026 and 2031 under the following terms: I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 94 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Article 11 – Paragraph 9 - Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or Article 11 - Paragraph 94 – Notwithstanding paragraph 83 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 64, item I above, until all such shares have been converted or redeemed. The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS redeemed. Article 11 – Paragraph 10 - The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the Article 11 - Paragraph 105 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 63, item I above, The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 9 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and without prejudice to the possibility set forth in paragraph 94 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 105, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. shares. Article 11 - Paragraph 11 – Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or Article 11 - Paragraph 116 –Subject to paragraph 127 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,9 and 10 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 12 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and of Directors, pursuant to paragraphs 8,93, 4 and 105 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 127 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 83, 94, and 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 8, 9, and 10, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply. Paragraph 13 – Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. 105, and the provisions of items III to V of such paragraph 108 and of paragraph 116 above shall not apply. Paragraph 138 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 11 – Paragraph 14 - The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, bookentry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. Article 11 - Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. The deletion of this provision is proposed to reflect the Company’s current shareholding structure. Article 11 – Paragraph 15 - The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below: Article 11 Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below: VRPNR = (VC/TA) × 10% The deletion of this provision is proposed to reflect the Company’s current shareholding structure. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS VRPNR = (VC/TA) × 10% where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. Article 11 – Paragraph 16 - The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. Article 11 Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. The deletion of this provision is proposed to reflect the Company’s current shareholding structure. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 11 – Paragraph 17 - Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. Article 11 - Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. The deletion of this provision is proposed to reflect the Company’s current shareholding structure. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17paragraph 6. A formal adjustment is proposed to correct cross-references. Article 22 -While the Federal Government, on behalf of the Federal Government Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; V Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; and VIII Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. Article 22 - III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, Article 22 - III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and Brazilian Corporations Law and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and as well as the granting of voting rights to class “A1” preferred shares. Article 28 - Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. Article 28 - Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. The deletion of this provision is proposed in view of the Company’s withdrawal from Level 1 of Corporate Governance, should the proposal for the Novo Mercado Migration be approved. Article 28 - Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the Article 28 - Paragraph 1211 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to class “A1” preferred shares. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 34 - Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. Article 34 - Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to class “A1” preferred shares. Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent Paragraph 21 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 32 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS members. Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 43 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS the total number of shares into which the voting capital of Eletrobras is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Paragraph 54 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 36 - XI approve the issuance of Article 36 - XI approve the issuance of common The amendment to this provision is 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; proposed to exclude the possibility of the Company issuing new preferred shares, in order to comply with Article 8 of the Novo Mercado Regulations. Article 38 – VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; Article 38 - VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) itsmeetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and bc) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; The amendment to this provision is proposed to reflect the requirements set forth in Article 22, paragraph 1, of the Novo Mercado Regulations, pursuant to which the summarized report must also include the meetings held and the main matters discussed, highlighting the recommendations made by the Statutory Audit Committee to the Company’s Board of Directors. Article 38 - Paragraph 2 - The characteristics referred to in the paragraph above may be Article 38 - Paragraph 2 - The characteristics referred to in the paragraph above may be The amendment to this provision is proposed to improve its clarity by 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met. accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met. separating it into two distinct paragraphs, as reflected in the new paragraph 3 below. No corresponding previous draft. Article 38 Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. The inclusion of this provision is proposed to reflect the adjustments made to Article 38, paragraph 2, above. Article 38 - Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Article 38 - Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of Article 38 - Paragraph 34 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Article 38 - Paragraph 45 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS indicating that such a report has been made. Article 38 - Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. report has been made. Article 38 - Paragraph 56 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Article 38 - Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. Article 38 - Paragraph 67 - The participation, of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and RisksRisk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. The amendment to this provision is proposed to comply with Article 22, paragraph 3, of the Novo Mercado Regulations. Article 49 -. Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. Article 49 -. Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS class “A1” preferred shares. Article 49 - Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Article 49 – Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Article 49 – Paragraph 4 - The members of the Fiscal Council will be invested in their Article 49 - Paragraph 21 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Article 49 - Paragraph 32 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Article 49 - Paragraph 43 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Article 49 – Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Article 49 - Paragraph 54 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 53 – Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Article 53 - Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board The amendment to this provision is proposed to reflect the responsibilities of the Internal Audit function, as set forth in Article 23, item IV, of the Novo Mercado Regulations. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS of Officers and the Fiscal Council. Article 55 – Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. Article 55 - Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. No corresponding previous draft. CHAPTER XII Transfer of Control Article 59 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of The inclusion of this provision is proposed to provide for the transfer of control rule set forth in Article 37 of the Novo Mercado Regulations. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XII Transitional Provisions CHAPTER XII XIII Transitional Provisions Delisting from the Novo The deletion of the provision concerning the transitional provisions related to the 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Mercado Article 5960 – The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. Settlement Agreement is proposed, since it was approved by the Federal Supreme Court on December 11, 2025, as well as the inclusion of a provision to reflect the proposed Novo Mercado Migration. The deletion of the provision concerning the requirements and restrictions applicable to the appointment to the position of officer or director indicated by the Federal Government of Brazil is proposed, as well as the inclusion of a provision to reflect the proposed Novo Mercado Migration. Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, CHAPTER XIV Arbitration The inclusion of a new chapter is proposed to provide for the arbitration clause set forth in Article 39 of the Novo 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Sole Paragraph – If the conditions of Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Article 61 – The Company, its shareholders, Mercado Regulations. The deletion of this provision is proposed to remove the reference to a condition that has already been implemented, as well as the inclusion of an arbitration clause in line with Article 39 of the Novo Mercado Regulations. The amendment to this provision is proposed to reflect: (i) the removal of the reference to a condition that has already been implemented; and (ii) the inclusion of an arbitration clause, in line with Article 39 of the Novo Mercado Regulations. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Agreement. Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 5 Consolidated Bylaws of the Company reflecting the PNA1 Conversion and PNB1 Conversion and compliance with the Novo Mercado Regulation (Document continues on the following page) 1101035341 Management Proposal EGM 04.01.2026 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of Eletrobras into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras, its shareholders, including any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of B3's Novo Mercado Regulations ("Novo Mercado Regulations"). Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - Eletrobras has as its corporate purpose: I carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and 1101035341 Management Proposal EGM 04.01.2026 II promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“Subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is one hundred billion, one hundred thirty-five million, two hundred one thousand, four hundred twenty-nine reais and seventy-five cents (BRL 100,135,201,429.75), divided into [=] ([=]) common shares, six hundred six million, seven hundred ninety-six thousand, one 1101035341 Management Proposal EGM 04.01.2026 hundred seventeen (606,796,117) class “C” preferred shares, and one (1) special class preferred share held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Paragraph 1 - The shares of Eletrobras shall be: I common, in nominative form, with the right to one vote per share; ll class “C” preferred, in nominative form, with the right to one vote per share; and III 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 1 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 2 through 7, to be carried out by 2031 or earlier, as provided in paragraph 3 of the same Article 11. Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution 1101035341 Management Proposal EGM 04.01.2026 of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided. Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 1 of article 11 of these Bylaws. 1101035341 Management Proposal EGM 04.01.2026 Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level 1101035341 Management Proposal EGM 04.01.2026 below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company. Article 11 -. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 2 through 7 of this Article 11, and shall have the rights and obligations set forth in paragraph 2 of this Article 11. Paragraph 1 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Paragraph 2 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; 1101035341 Management Proposal EGM 04.01.2026 III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 3 through 6 below; and V shall be redeemable by the Company, pursuant to paragraphs 5 and 6 below. Paragraph 3 – Subject to paragraphs 5 and 6 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 4 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 4 – Notwithstanding paragraph 3 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 4, item I above, until all such shares have been converted or redeemed. Paragraph 5 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special 1101035341 Management Proposal EGM 04.01.2026 meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 3, item I above, without prejudice to the possibility set forth in paragraph 4 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 5, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. Paragraph 6 –Subject to paragraph 7 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 3, 4 and 5 above, and the provisions of items III to V of such paragraph 10 shall not apply. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 7 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 3, 4, and 5, and the provisions of items III to V of such paragraph 5 and of paragraph 6 above shall not apply. Paragraph 8 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. 1101035341 Management Proposal EGM 04.01.2026 Article 14 - Eletrobras may issue non-convertible securities and debentures. Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraph 6. CHAPTER III The Shareholders’ Meeting Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to: I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and 1101035341 Management Proposal EGM 04.01.2026 V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras. CHAPTER IV Rights Attributed to the Federal Government Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I three (3) members to the Board of Directors of Eletrobras; and 1101035341 Management Proposal EGM 04.01.2026 II one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I two (2) members to the Board of Directors of Eletrobras; and II 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras. Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is 1101035341 Management Proposal EGM 04.01.2026 requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; and III Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement 1101035341 Management Proposal EGM 04.01.2026 and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: 1101035341 Management Proposal EGM 04.01.2026 I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or 1101035341 Management Proposal EGM 04.01.2026 II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in 1101035341 Management Proposal EGM 04.01.2026 summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the 1101035341 Management Proposal EGM 04.01.2026 city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: I constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: 1101035341 Management Proposal EGM 04.01.2026 I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or V other cases provided for in the indemnity contract. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the 1101035341 Management Proposal EGM 04.01.2026 Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 2 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 3 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies; 1101035341 Management Proposal EGM 04.01.2026 Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: X authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; 1101035341 Management Proposal EGM 04.01.2026 XII exchange of shares or other securities issued by the Company; XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Governance: XIV approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual 1101035341 Management Proposal EGM 04.01.2026 performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts; 1101035341 Management Proposal EGM 04.01.2026 Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law; XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIVapprove the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and 1101035341 Management Proposal EGM 04.01.2026 XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Business management and efficiency: XXXVIdetermine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIXapprove the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries; XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; 1101035341 Management Proposal EGM 04.01.2026 XLIV resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and XLV deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: 1101035341 Management Proposal EGM 04.01.2026 I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) meetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and c) any situations in which there is significant disagreement between the 1101035341 Management Proposal EGM 04.01.2026 company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee. Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 5 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Paragraph 6 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 7 - The participation of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and Risk Committee is prohibited. Article 39 - The People and Governance Committee is responsible for: I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture. 1101035341 Management Proposal EGM 04.01.2026 CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up 1101035341 Management Proposal EGM 04.01.2026 to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments. Article 45 - The Executive Board of Officers is responsible for: 1101035341 Management Proposal EGM 04.01.2026 I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies; III approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries; IV prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to adopt its Internal Rules and any amendments thereto; VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears 1101035341 Management Proposal EGM 04.01.2026 as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; XVIII approve the Company’s quarterly financial information; 1101035341 Management Proposal EGM 04.01.2026 XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; XX establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE; XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXII supervise and monitor business companies, including Special Purpose Entities- SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law; XXV approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; 1101035341 Management Proposal EGM 04.01.2026 XXVI resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law; XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; III to provide information to the Board of Directors and the Fiscal Council of the Company; IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution; 1101035341 Management Proposal EGM 04.01.2026 V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneysin- fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VII coordinate the activities of the members of the Executive Board of Officers. Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; IV designate employees for missions abroad; and 1101035341 Management Proposal EGM 04.01.2026 V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. CHAPTER IX The Fiscal Council Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and 1101035341 Management Proposal EGM 04.01.2026 opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 4 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law. Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; 1101035341 Management Proposal EGM 04.01.2026 V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and X exercise the attributions in items I to VIII during any liquidation of the Company. Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling 1101035341 Management Proposal EGM 04.01.2026 Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. 1101035341 Management Proposal EGM 04.01.2026 Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: I at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock. Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment. CHAPTER XII Transfer of Control Article 59 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the 1101035341 Management Proposal EGM 04.01.2026 shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XIII Delisting from the Novo Mercado Article 60 – The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. CHAPTER XIV Arbitration Article 61 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. 1101035341 Management Proposal EGM 04.01.2026 Sole Paragraph – The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 6 Information on the granting of full voting rights to PNA1 (According to Exhibit F of RCVM 81) 1. If there is the creation of preferred shares or a new class of preferred shares: a. To substantiate, in detail, the proposal for the creation of the shares b. To describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular: i. Increased dividends in relation to common shares ii. Fixed or minimum dividends iii. Possible cumulative nature of dividends iv. Right to participate in remaining profits v. Right to receive dividends charged to the capital reserve vi. Priority in capital reimbursement vii. Premium in capital reimbursement viii. Right to vote ix. Statutory right to elect members of the board of directors in a separate vote x. Right to be included in the tender offer upon transfer of control provided for in Article 254-A of Law No. 6,404, of 1976 xi. Veto rights with respect to amendments to the bylaws xii. Redemption Terms and Conditions xiii. Amortization Terms and Conditions c. Provide a detailed analysis of the impact of the creation of the shares on the rights of holders of other types and classes of shares of the company 1101035341 Management Proposal EGM 04.01.2026 Not applicable, as this Schedule addresses the change in rights attributed to the current PNA1 share class, which would be applicable if Scenario B materializes. 2. If there is a change in the preferences, advantages or conditions of redemption or amortization of preferred shares As highlighted throughout the Management Proposal, the structure proposed by the Company's Management to enable the Migration to Novo Mercado contemplates two alternative scenarios - depending on whether the PNA1 shares are converted into ON shares or not - and in both cases, except for the Golden Share, the Company will grant full voting rights to its entire shareholder base. In accordance with the B3 Waiver obtained by the Company, which authorizes exceptional treatment for the PNA1 shares in connection with the Migration to Novo Mercado, the Company's Management structured the Meeting resolutions to address these two alternative scenarios, namely: o SCENARIO A (with PNA1 Conversion): holders of PNA1 shares will receive ON shares, according to the conversion ratio indicated in item 2.3.2 of the Management Proposal; or o SCENARIO B (without PNA1 Conversion): the proposed structure provides that the PNA1 shares will remain outstanding (with preservation of their respective economic rights), with such class additionally acquiring full voting rights. This Schedule 7 presents the information pertinent to Scenario B, that is, assuming the PNA1 Conversion is not approved by the PNA1 Special Meeting. a. Describe in detail the proposed amendments If Scenario B becomes effective, that is, the Company obtains the necessary approvals to implement the Migration to Novo Mercado, including the respective conditions precedent, but is not successful in the PNA1 Conversion, the PNA1 shares will remain outstanding in the Company's capital stock. In such scenario, the PNA1 shares will preserve all of their current preferences and economic advantages, retaining the right to receive dividends at least 10% higher than 1101035341 Management Proposal EGM 04.01.2026 those attributed to each ON share, and priority in dividend distributions, accruing at the rate of 8% per year on the capital attributable to PNA1 shares. The change in rights attributed to the PNA1 shares would consist of the grant of full voting rights to such shares. b. Provide detailed reasons for the proposed amendments Under Scenario B, as authorized by the B3 Waiver, if the PNA1 Conversion is not successful, the PNA1 shares may remain outstanding in the Company's capital stock. In accordance with Novo Mercado guidelines, particularly the "one share, one vote" principle, as a general rule, shares issued by companies listed on Novo Mercado must carry voting rights for their shareholders. In this regard, if Scenario B materializes, the PNA1 shares would acquire full voting rights, in compliance with the terms and conditions of the B3 Waiver, thereby enabling the Migration to Novo Mercado regardless of the success of the PNA1 Conversion. c. Provide a detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change As highlighted in subitem (a) above, holders of PNA1 shares would not experience any impact to their preferences and economic advantages, preserving their right to receive dividends at least 10% higher than those attributed to each ON share, and priority in dividend distributions, accruing at the rate of 8% per year on the capital attributable to PNA1 shares. The change in preferences and advantages would be limited to the grant of full voting rights, thereby expanding the voting rights attributed to PNA1 shares. d. Provide detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company If the PNA1 shares acquire full voting rights in connection with the Migration to Novo Mercado, the Company's other shareholders with voting rights may experience a slight reduction and dilution of voting rights. In this regard, however, the Company's Management reiterates that such dilution will be negligible and immaterial, given that PNA1 shares currently represent only 0.0050% of the capital stock. 1101035341 Management Proposal EGM 04.01.2026 Additionally, the Company's other shareholders would not be impacted by the retention of the current preferences and economic advantages of the PNA1 share class, given that these are already provided for in the Company's current capital stock structure. On the other hand, the grant of full voting rights to PNA1 shares, in such scenario, would be in line with the context of the Migration to Novo Mercado itself, which would benefit the Company's entire shareholder base, particularly with respect to the following aspects (detailed in item 2.3.1 of the Management Proposal): o Equalization of voting rights ("one share, one vote"); o Increased share liquidity; o Strengthening of corporate governance; o Greater flexibility for dividend distribution; o Enhanced investment attractiveness and reduced overall risk perception of the Company; o Potential reduction in cost of capital. Furthermore, for clarification purposes, the proposals submitted to the EGM do not affect rights attributed to the Federal Government, without affecting the Golden Share or the rights to elect directors and fiscal council members provided for in Chapter IV of the Bylaws. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 7 Bylaws with amendments for compliance with the Novo Mercado Regulation with the PNB1 Conversion and grant of full voting rights to PNA1 shares highlighted (Pursuant to Article 12, I, of RCVM 81) (Document continues on the following page) 1101035341 Management Proposal EGM 04.01.2026 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“"B3”"), Eletrobras, its shareholders, administratorsincluding any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”'s Novo Mercado Regulations ("Novo Mercado Regulations"). Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - Eletrobras has as its corporate purpose: I carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and 1101035341 Management Proposal EGM 04.01.2026 II promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is seventyone hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and fivetwentynine reais and twenty-seven cents (BRL 70,135,201,405.27)seventy-five centavos (BRL 100,135,201,429.75), divided into two billion, twenty-eight 1101035341 Management Proposal EGM 04.01.2026 million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286[=] ([=]) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "“A1"” preferred shares, twosix hundred and seventy-ninesix million, nineseven hundred and forty-oneninetysix thousand, threeone hundred and ninety-three (279,941,393)seventeen (606,796,117) class “C” preferred shares of class "B1", and one (1) special class preferred share exclusively held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Paragraph 1 - The shares of Eletrobras shall be: I common, in nominative form, with the right to one vote per share; II classesclass “A1” and “B1” preferred, in the nominative form, withoutwith the right to one vote at the Shareholders’ Meetings, except for legal casesper share; lll class “C” preferred, in nominative form, with the right to one vote per share; and VIV 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - The voting rights of common shares and classclasses “A1” and “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws. Paragraph 65 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 76 through 1211, to be carried out by 2031 or earlier, as provided in paragraph 86 of the same Article 11. Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than 1101035341 Management Proposal EGM 04.01.2026 the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital. Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or 1101035341 Management Proposal EGM 04.01.2026 IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of 1101035341 Management Proposal EGM 04.01.2026 shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company. 1101035341 Management Proposal EGM 04.01.2026 Article 11 - The class “"A1” and “B1”" preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 75 through 1211 of this Article 11, and shall have the rights and obligations set forth in paragraph 75 of this Article 11. Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Paragraph 21 - The class "A1" preferred shares of class “A1”, resulting from the conversion of class “"A”" preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied atleviedat the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally apportioned among them. Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. Paragraph 42 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Paragraph 53 - ClassThe class "A1" and class "B1" preferred shares willshall participate, on equal terms, with the common shares, the class "C" preferred shares and the special class preferred share in the distribution of dividends, after 1101035341 Management Proposal EGM 04.01.2026 they are guaranteed the lowest ofbeing ensured the minimum dividendsdividend provided for in paragraphs 2 and 3paragraph 1, subject to the provisions of paragraph 64. Paragraph 64 - Class “The class "A1” and class “B1”" preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. Paragraph 75 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 87 through 1110 below; and V shall be redeemable by the Company, pursuant to paragraphs 108 and 119 below. Paragraph 86 – Subject to paragraphs 108 and 119 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 98 below; 1101035341 Management Proposal EGM 04.01.2026 II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 97 – Notwithstanding paragraph 86 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed. Paragraph 108 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 97 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 108, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders 1101035341 Management Proposal EGM 04.01.2026 on the record date to be defined by the Board of Directors, disregarding fractions of shares. Paragraph 119 –Subject to paragraph 1210 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,96, 7 and 108 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 1210 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 6, 7, and 8, 9, and 10, and the provisions of items III to V of such paragraph 108 and of paragraph 119 above shall not apply. Paragraph 1311 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below: VRPNR = (VC/TA) × 10% where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. 1101035341 Management Proposal EGM 04.01.2026 Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. Article 14 - Eletrobras may issue non-convertible securities and debentures. Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17paragraph 9. CHAPTER III The Shareholders’ Meeting Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to: 1101035341 Management Proposal EGM 04.01.2026 I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras. CHAPTER IV Rights Attributed to the Federal Government Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws 1101035341 Management Proposal EGM 04.01.2026 ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I three (3) members to the Board of Directors of Eletrobras; and II one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I two (2) members to the Board of Directors of Eletrobras; and II 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to 1101035341 Management Proposal EGM 04.01.2026 elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras. Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item IIIIV of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. 1101035341 Management Proposal EGM 04.01.2026 Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; and III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and VIII Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate 1101035341 Management Proposal EGM 04.01.2026 vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of 1101035341 Management Proposal EGM 04.01.2026 Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; 1101035341 Management Proposal EGM 04.01.2026 V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras. Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. Paragraph 1211 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the 1101035341 Management Proposal EGM 04.01.2026 positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: I constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; 1101035341 Management Proposal EGM 04.01.2026 III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings 1101035341 Management Proposal EGM 04.01.2026 involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or V other cases provided for in the indemnity contract. Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. Paragraph 21 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 32 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, 1101035341 Management Proposal EGM 04.01.2026 based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 43 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 54 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. 1101035341 Management Proposal EGM 04.01.2026 Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies; Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for 1101035341 Management Proposal EGM 04.01.2026 distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: X authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII exchange of shares or other securities issued by the Company; XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Governance: 1101035341 Management Proposal EGM 04.01.2026 XIV approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its 1101035341 Management Proposal EGM 04.01.2026 subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; 1101035341 Management Proposal EGM 04.01.2026 XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law; XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIVapprove the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Business management and efficiency: 1101035341 Management Proposal EGM 04.01.2026 XXXVIdetermine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIXapprove the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries; XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; XLIV resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and XLV deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that 1101035341 Management Proposal EGM 04.01.2026 has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and 1101035341 Management Proposal EGM 04.01.2026 Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras. Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and 1101035341 Management Proposal EGM 04.01.2026 the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) itsmeetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and bc) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and 1101035341 Management Proposal EGM 04.01.2026 X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met. Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. Paragraph 34 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 45 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 56 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 67 - The participation, of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and RisksRisk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. Article 39 - The People and Governance Committee is responsible for: I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture. CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing 1101035341 Management Proposal EGM 04.01.2026 in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments. Article 45 - The Executive Board of Officers is responsible for: I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; 1101035341 Management Proposal EGM 04.01.2026 II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies; III approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries; IV prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to o adopt its Internal Rules and any amendments thereto; VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; 1101035341 Management Proposal EGM 04.01.2026 XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; XVIII approve the Company’s quarterly financial information; XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; XX establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE; 1101035341 Management Proposal EGM 04.01.2026 XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXII supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law; XXV approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; XXVI resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law; XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and 1101035341 Management Proposal EGM 04.01.2026 XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; III to provide information to the Board of Directors and the Fiscal Council of the Company; IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution; V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneysin- fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be 1101035341 Management Proposal EGM 04.01.2026 delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VII coordinate the activities of the members of the Executive Board of Officers. Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; IV designate employees for missions abroad; and V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records 1101035341 Management Proposal EGM 04.01.2026 maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. CHAPTER IX The Fiscal Council Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. Paragraph 21 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Paragraph 32 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 43 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 54 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law. Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; 1101035341 Management Proposal EGM 04.01.2026 VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and X exercise the attributions in items I to VIII during any liquidation of the Company. Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing 1101035341 Management Proposal EGM 04.01.2026 the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: 1101035341 Management Proposal EGM 04.01.2026 I at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock. Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment. CHAPTER XII Transfer of Control Article 59 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. 1101035341 Management Proposal EGM 04.01.2026 Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XII XIII Transitional Provisions Delisting from the Novo Mercado Article 5960 – The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. CHAPTER XIV Arbitration Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. 1101035341 Management Proposal EGM 04.01.2026 Article 61 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 8 Comparative table with the proposed amendment to the Company's Bylaws reflecting the PNB1 Conversion, the grant of voting rights to PNA1 shares, and compliance with the Novo Mercado Regulation, with a description of the current and proposed articles and the justifications for the amendments (Pursuant to Article 12, II, of RCVM 81) (Document continues on the following page) 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 1 - Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”). Article 1 - Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“"B3”"), Eletrobras, its shareholders, administratorsincluding any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”'s Novo Mercado Regulations ("Novo Mercado Regulations"). The amendment to this provision is proposed to comply with Article 6, item I, of the Novo Mercado Regulations. Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and fortyfour thousand, two hundred and eighty-six (2,028,544,286) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A1" preferred shares, two hundred and seventy-nine million, Article 4 - The capital stock is seventyone hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and fivetwenty-nine reais and twenty-seven cents (BRL 70,135,201,405.27)seventy-five centavos (BRL 100,135,201,429.75), divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286[=] ([=]) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "“A1"” preferred shares, The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event that Scenario “B” of the Novo Mercado Migration structure materializes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B1" and one (1) special class preferred share exclusively held by the Federal Government, all without par value. twosix hundred and seventy-ninesix million, nineseven hundred and forty-oneninety-six thousand, threeone hundred and ninety-three (279,941,393)seventeen (606,796,117) class “C” preferred shares of class "B1", and one (1) special class preferred share exclusively held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Article 4 - Paragraph 1 - The shares of Eletrobras shall be: II classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; Article 4 - Paragraph 1 - The shares of Eletrobras shall be: II classesclass “A1” and “B1” preferred, in the nominative form, withoutwith the right to one vote at the Shareholders’ Meetings, except for legal casesper share; The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the occurrence of Scenario “B” of the Novo Mercado Migration structure. Article 4 - Paragraph 1 - The shares of Eletrobras shall be: IV class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; Article 4 - Paragraph 1 - The shares of Eletrobras shall be: lll class “C” preferred, in nominative form, with the right to one vote per share; and The replacement of the former provision is proposed to reflect the current shareholding structure of the A formal adjustment is proposed to reflect the renumbering of this provision. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 4 – Paragraph 1 V 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws. Article 4 - Paragraph 1 - V IV 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws. A formal adjustment is proposed to reflect the renumbering of this provision. Article 4 Paragraph 4 – The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Article 4 Paragraph 4 - The voting rights of common shares and classclasses “A1” and “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. The amendment to this provision is proposed to reflect the granting of voting rights to the class “A1” preferred shares. Article 4 - Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 4 Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 The deletion of this provision is proposed to reflect the current shareholding structure of the Company. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 11, paragraphs 14 through 17, of these Bylaws. through 17, of these Bylaws. Article 4 - Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11. Article 4 Paragraph 65 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 76 through 1211, to be carried out by 2031 or earlier, as provided in paragraph 86 of the same Article 11. The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. Article 6 - Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the Article 6 - Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event Scenario “B” of the Novo Mercado Migration structure is implemented, as well as the granting of voting rights to the class “A1” preferred shares. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS number of votes according to the caput of this article. article. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. The amendment to this provision is proposed to reflect the deletion of the sole paragraph of Article 6, as proposed in the item above. Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11. Article 11 - The class “"A1” and “B1”" preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 75 through 1211 of this Article 11, and shall have the rights and obligations set forth in paragraph 75 of this Article 11. The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as to make formal adjustments to conform the cross-references. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 11 - Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Article 11 - Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. The deletion of this provision is proposed to: (i) reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure; and (ii) reflect the inclusion of new Chapter XII below, in compliance with Article 37 of the Novo Mercado Regulations. Article 11 - Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital Article 11 - Paragraph 21 - The class "A1" preferred shares, resulting from the conversion of class "A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be The amendment to this provision is proposed solely to reflect its renumbering. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS belonging to this type and class of shares, to be apportioned equally among them. equally apportioned among them. Article 11 - Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. Article 11 - Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure. Article 11 - Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or Article 11 - Paragraph 42 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and The amendment to this provision is proposed solely to reflect its renumbering. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Article 11 - Paragraph 5 - Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6. Article 11 - Paragraph 53 - ClassThe class "A1" and class "B1" preferred shares shall participate, on equal terms, with the common shares, the class "C" preferred shares and the special class preferred share in the distribution of dividends, after being ensured the minimum dividend provided for in paragraphs 2 and 3paragraph 1, subject to the provisions of paragraph 64. The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as to make formal adjustments to reflect its renumbering and the correction of cross-references. Article 11 - Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. Article 11 - Paragraph 64 - Class “The class "A1” and class “B1”" preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as to make a formal adjustment for renumbering purposes. Article 11 - Paragraph 7 –The class “C" Article 11 - Paragraph 75 –The class “C" preferred The amendment to this provision is 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and V shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below. shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 87 through 1110 below; and V shall be redeemable by the Company, pursuant to paragraphs 108 and 119 below. proposed solely to reflect its renumbering and the correction of crossreferences. Article 11 - Paragraph 8 – Subject to paragraphs 10 and 11 below, the class “C” Article 11 - Paragraph 86 – Subject to paragraphs 108 and 119 below, the class “C” preferred shares shall be automatically converted into common The amendment to this provision is proposed solely to reflect its 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: renumbering and the correction of crossreferences. I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below; I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 98 below; The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. Article 11 - Paragraph 9 – Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed. Article 11 - Paragraph 97 – Notwithstanding paragraph 86 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed. The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 11 - Paragraph 10 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the Article 11 - Paragraph 108 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 97 above; III. any holder of class “C” preferred shares The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS possibility set forth in paragraph 9 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 108, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; Article 11 - Paragraph 11 –Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the Article 11 - Paragraph 119 –Subject to paragraph 1210 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit The amendment to this provision is proposed solely to reflect its renumbering and the correction of crossreferences. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,9 and 10 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 12 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,96, 7 and 108 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 1210 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 8, 9, and 10, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply. Paragraph 13 – Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 6, 7, and 8, 9, and 10, and the provisions of items III to V of such paragraph 108 and of paragraph 119 above shall not apply. Paragraph 1311 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS the purposes of verifying whether such threshold has been met. Article 11 - Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, bookentry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. Article 11 - Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. The deletion of this provision is proposed to reflect the Company’s current shareholding structure. Article 11 – Paragraph 15 - The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in Article 11 Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below: The deletion of this provision is proposed to reflect the Company’s current shareholding structure. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS accordance with the formula below: VRPNR = (VC/TA) × 10% where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. VRPNR = (VC/TA) × 10% where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. Article 11 - Paragraph 16 –The redemption of the class “R” preferred shares shall be settled Article 11 Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in The deletion of this provision is proposed to reflect the Company’s 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. current shareholding structure. Article 11 - Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. Article 11 - Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. The deletion of this provision is proposed to reflect the Company’s current shareholding structure. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17paragraph 9. A formal adjustment is proposed to correct cross-references. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS 15, 16 and 17. Article 20 - Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Article 20 - Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. A formal adjustment is proposed to correct cross-references. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item A formal adjustment is proposed to correct cross-references. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. IIIIV of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 -While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; V Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; and VIII Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. applicable provisions. Article 22 - III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and Article 22 - III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to class “A1” preferred shares. Article 28 - Paragraph 11 - When taking Article 28 - Paragraph 11 - When taking office, the The deletion of this provision is 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. proposed in view of the Company’s withdrawal from Level 1 of Corporate Governance, should the proposal for the Novo Mercado Migration be approved. Article 28 - Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. Article 28 - Paragraph 1211 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. A formal adjustment is proposed for renumbering purposes. Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) The amendment to this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to class “A1” preferred shares. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Article 34 - Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. Article 34 - Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to class “A1” preferred shares. Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 21 - The Board of Directors shall be composed of at least five (5) independent members. A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or Paragraph 32 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 43 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 54 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 36 - XI - approve the issuance of common shares, preferred shares, debentures convertible into common shares and Article 36 - XI - approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up The amendment to this provision is proposed to exclude the possibility of the Company issuing new preferred shares, 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; in order to comply with Article 8 of the Novo Mercado Regulations. Article 38 – VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; Article 38 - VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) itsmeetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and bc) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; The amendment to this provision is proposed to reflect the requirements set forth in Article 22, paragraph 1, of the Novo Mercado Regulations, pursuant to which the summarized report must also include the meetings held and the main matters discussed, highlighting the recommendations made by the Statutory Audit Committee to the Company’s Board of Directors. Article 38 - Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of Article 38 - Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external The amendment to this provision is proposed to improve its clarity by separating it into two distinct paragraphs, as reflected in the new 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS external members other than directors is also allowed, provided that the independence requirements are met. members other than directors is also allowed, provided that the independence requirements are met. paragraph 3 below. No corresponding previous draft. Article 38 Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. The inclusion of this provision is proposed to reflect the adjustments made to Article 38, paragraph 2, above. Article 38 - Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Article 38 - Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Article 38 - Paragraph 34 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Article 38 - Paragraph 45 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 38 - Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Article 38 - Paragraph 56 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Article 38 - Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. Article 38 - Paragraph 67 - The participation, of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and RisksRisk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. The amendment to this provision is proposed to comply with Article 22, paragraph 3, of the Novo Mercado Regulations. Article 49 - Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. Article 49 -.Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. The deletion of this provision is proposed to reflect the Company’s shareholding structure in the event of the implementation of Scenario “B” of the Novo Mercado Migration structure, as well as the granting of voting rights to class “A1” preferred shares. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS Article 49 - Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Article 49 - Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Article 49 - Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of Article 49 - Paragraph 21 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Article 49 - Paragraph 32 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Article 49 - Paragraph 43 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and A formal adjustment is proposed for renumbering purposes. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Article 49 - Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Article 49 - Paragraph 54 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 53 - Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Article 53 - Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. The amendment to this provision is proposed to reflect the responsibilities of the Internal Audit function, as set forth in Article 23, item IV, of the Novo Mercado Regulations. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS No corresponding previous draft. CHAPTER XII Transfer of Control Article 59 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations The inclusion of this provision is proposed to provide for the transfer of control rule set forth in Article 37 of the Novo Mercado Regulations. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XII Transitional Provisions Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. CHAPTER XII XIII Transitional Provisions Delisting from the Novo Mercado Article 5960 – The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, The deletion of the provision concerning the transitional provisions related to the Settlement Agreement is proposed, since it was approved by the Federal Supreme Court on December 11, 2025, as well as the inclusion of a provision to reflect the proposed Novo Mercado Migration. The deletion of the provision concerning the requirements and restrictions applicable to the appointment to the position of officer or director indicated by 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. the Federal Government of Brazil is proposed, as well as the inclusion of a provision to reflect the proposed Novo Mercado Migration. Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput CHAPTER XIV Arbitration Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as The inclusion of a new chapter is proposed to provide for the arbitration clause set forth in Article 39 of the Novo Mercado Regulations. The deletion of this provision is proposed to remove the reference to a condition that has already been implemented, as well as the inclusion of an arbitration clause in line with Article 39 of the Novo Mercado Regulations. The amendment to this provision is proposed to reflect: (i) the removal of the 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Article 61 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and reference to a condition that has already been implemented; and (ii) the inclusion of an arbitration clause, in line with Article 39 of the Novo Mercado Regulations. 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS calling a general meeting only for the election of its replacement. effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary 1101035341 Management Proposal EGM 04.01.2026 CURRANT WORDING OF THE COMPANY'S BYLAWS PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS RATIONALE AND COMMENTS General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. 1101035341 Management Proposal EGM 04.01.2026 SCHEDULE 9 Consolidated Bylaws of the Company reflecting the PNB1 Conversion, the grant of full voting rights to PNA1 shares, and compliance with the Novo Mercado Regulation (Document continues on the following page) 1101035341 Management Proposal EGM 04.01.2026 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of Eletrobras into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras, its shareholders, including any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of B3's Novo Mercado Regulations ("Novo Mercado Regulations"). Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - Eletrobras has as its corporate purpose: I carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and 1101035341 Management Proposal EGM 04.01.2026 II promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is one hundred billion, one hundred thirty-five million, two hundred one thousand, four hundred twenty-nine reais and seventy-five centavos (BRL 100,135,201,429.75), divided into [=] ([=]) common shares, one hundred forty-six thousand, nine hundred twenty (146,920) class 1101035341 Management Proposal EGM 04.01.2026 “A1” preferred shares, six hundred six million, seven hundred ninety-six thousand, one hundred seventeen (606,796,117) class “C” preferred shares, and one (1) special class preferred share held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Paragraph 1 - The shares of Eletrobras shall be: I common, in nominative form, with the right to one vote per share; II class “A1” preferred, in the nominative form, with the right to one vote per share; lll class “C” preferred, in nominative form, with the right to one vote per share; and IV 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. Paragraph 4 - The voting rights of common shares and classes “A1” and “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to 1101035341 Management Proposal EGM 04.01.2026 Article 11, paragraphs 6 through 11, to be carried out by 2031 or earlier, as provided in paragraph 6 of the same Article 11. Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided. Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the 1101035341 Management Proposal EGM 04.01.2026 Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company. 1101035341 Management Proposal EGM 04.01.2026 Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company. Article 11 - The class "A1" preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 5 through 11 of this Article 11, and shall have the rights and obligations set forth in paragraph 5 of this Article 11. Paragraph 1 - The class "A1" preferred shares, resulting from the conversion of class "A" preferred shares, which are those subscribed until June 23, 1969 and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be leviedat the rate of eight percent per year on the capital belonging to this type and class of shares, to be equally apportioned among them. Paragraph 2 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions 1101035341 Management Proposal EGM 04.01.2026 aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Paragraph 3 - The class "A1" preferred shares shall participate, on equal terms, with the common shares, the class "C" preferred shares and the special class preferred share in the distribution of dividends, after being ensured the minimum dividend provided for in paragraph 1, subject to the provisions of paragraph 4. Paragraph 4 - The class "A1" preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share. Paragraph 5 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 7 through 10 below; and V shall be redeemable by the Company, pursuant to paragraphs 8 and 9 below. Paragraph 6 – Subject to paragraphs 8 and 9 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: 1101035341 Management Proposal EGM 04.01.2026 I four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 8 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 7 – Notwithstanding paragraph 6 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed. Paragraph 8 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 7 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 8, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; 1101035341 Management Proposal EGM 04.01.2026 IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. Paragraph 9 –Subject to paragraph 10 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 6, 7 and 8 above, and the provisions of items III to V of such paragraph 8 shall not apply. Paragraph 10 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 6, 7, and 8, and the provisions of items III to V of such paragraph 8 and of paragraph 9 above shall not apply. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 11 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. Article 14 - Eletrobras may issue non-convertible securities and debentures. Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal 1101035341 Management Proposal EGM 04.01.2026 Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraph 9. CHAPTER III The Shareholders’ Meeting Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to: I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras. CHAPTER IV Rights Attributed to the Federal Government Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I three (3) members to the Board of Directors of Eletrobras; and II one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I two (2) members to the Board of Directors of Eletrobras; and 1101035341 Management Proposal EGM 04.01.2026 II 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras. Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility. 1101035341 Management Proposal EGM 04.01.2026 Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item IV of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; and III Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. 1101035341 Management Proposal EGM 04.01.2026 Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. 1101035341 Management Proposal EGM 04.01.2026 Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. 1101035341 Management Proposal EGM 04.01.2026 IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras. Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the 1101035341 Management Proposal EGM 04.01.2026 positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: I constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; 1101035341 Management Proposal EGM 04.01.2026 III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings 1101035341 Management Proposal EGM 04.01.2026 involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or V other cases provided for in the indemnity contract. Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 2 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 3 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term 1101035341 Management Proposal EGM 04.01.2026 interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies; Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the 1101035341 Management Proposal EGM 04.01.2026 proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: X authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII exchange of shares or other securities issued by the Company; XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Governance: XIV approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social 1101035341 Management Proposal EGM 04.01.2026 responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; 1101035341 Management Proposal EGM 04.01.2026 XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in 1101035341 Management Proposal EGM 04.01.2026 accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law; XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIVapprove the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Business management and efficiency: XXXVIdetermine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; 1101035341 Management Proposal EGM 04.01.2026 XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIXapprove the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries; XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; XLIV resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and XLV deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; 1101035341 Management Proposal EGM 04.01.2026 II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. 1101035341 Management Proposal EGM 04.01.2026 Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras. Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; 1101035341 Management Proposal EGM 04.01.2026 IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) meetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and c) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience 1101035341 Management Proposal EGM 04.01.2026 or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee. Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. Paragraph 4 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 5 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Paragraph 6 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 7 - The participation of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and Risk Committee is prohibited. Article 39 - The People and Governance Committee is responsible for: 1101035341 Management Proposal EGM 04.01.2026 I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture. CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board 1101035341 Management Proposal EGM 04.01.2026 of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. 1101035341 Management Proposal EGM 04.01.2026 Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments. Article 45 - The Executive Board of Officers is responsible for: I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies; III approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries; 1101035341 Management Proposal EGM 04.01.2026 IV prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to o adopt its Internal Rules and any amendments thereto; VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; 1101035341 Management Proposal EGM 04.01.2026 XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; XVIII approve the Company’s quarterly financial information; XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; XX establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE; XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; XXII supervise and monitor business companies, including Special Purpose Entities- SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; 1101035341 Management Proposal EGM 04.01.2026 XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law; XXV approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; XXVI resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law; XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: 1101035341 Management Proposal EGM 04.01.2026 I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; III to provide information to the Board of Directors and the Fiscal Council of the Company; IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution; V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneysin- fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VII coordinate the activities of the members of the Executive Board of Officers. Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of 1101035341 Management Proposal EGM 04.01.2026 these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; IV designate employees for missions abroad; and V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. CHAPTER IX The Fiscal Council Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal 1101035341 Management Proposal EGM 04.01.2026 regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Paragraph 4 - The members of the Fiscal Council shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law. Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; 1101035341 Management Proposal EGM 04.01.2026 II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and X exercise the attributions in items I to VIII during any liquidation of the Company. 1101035341 Management Proposal EGM 04.01.2026 Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements 1101035341 Management Proposal EGM 04.01.2026 Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: I at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock. Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the 1101035341 Management Proposal EGM 04.01.2026 account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment. CHAPTER XII Transfer of Control Article 59 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XIII Delisting from the Novo Mercado Article 60 – The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. CHAPTER XIV Arbitration 1101035341 Management Proposal EGM 04.01.2026 Article 61 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph – The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.